WILMINGTON TRUST

2001

ANNUAL REPORT

Founded in 1903 as an asset management firm, Wilmington Trust has evolved into one of the largest and most reputable wealth management firms in the United States.

We provide financial planning, investment management, specialty trust, lending, and banking services to individuals, families, privately held businesses, and large corporations and institutions throughout the U.S. and in 50 other countries.

YEAR IN BRIEF

For the years ended December 31 *(in millions, except per share amounts)*	2001	2000	Increase (Decrease)
Net interest income	$ 258.8	$ 255.1	1.4%
Provision for loan losses	19.8	21.9	(9.4)
Other income	228.0	216.2	5.5
Net interest and other income	467.0	449.4	3.9
Other expense	276.9	264.7	4.6
Income before income taxes and cumulative effect of change in accounting principle	190.1	184.7	2.9
Applicable income taxes	66.0	63.8	3.4
Income before cumulative effect of change in accounting principle	124.1	120.9	2.6
Cumulative effect of change in accounting principle (net of income taxes of $584)	1.1	–	–
Net income	125.2	120.9	3.5
Per Share*			
Net income per share – basic:			
Income before cumulative effect of change in accounting principle	$ 3.81	$ 3.74	1.9%
Cumulative effect of change in accounting principle	0.03	–	–
Net income per share – basic	3.84	3.74	2.7
Net income per share – diluted:			
Income before cumulative effect of change in accounting principle	3.77	3.70	1.9
Cumulative effect of change in accounting principle	0.03	–	–
Net income per share – diluted	3.80	3.70	2.7
Dividends paid	1.89	1.77	6.8
Book value at December 31	20.87	18.27	14.2
Regional banking assets	$ 7,518.5	$ 7,321.6	2.7%
Loans	5,488.0	5,188.4	5.8
Reserve for loan losses	80.8	76.7	5.3
Investment securities	1,281.3	1,460.8	(12.3)
Deposits	5,590.8	5,286.0	5.8
Stockholders' equity	682.5	591.9	15.3
Assets under management:			
Wilmington Trust Company	$24,594.2	$27,994.4	(12.1)%
Roxbury Capital Management	7,700.0	11,300.0	(31.9)
Cramer Rosenthal McGlynn	4,640.0	3,380.0	37.3

*All per share amounts throughout this report have been adjusted to reflect the four 100% stock dividends (2-for-1 splits) effected since 1983.

Note: Prior period amounts throughout this report have been restated to reflect the acquisition in 1992 of The Sussex Trust Company under the pooling of interest method.

WILMINGTON TRUST *annual report* 2001



To our stockholders: Wilmington Trust's performance in 2001 was impressive on a number of fronts. Both net income and earnings per share reached record levels. Revenue from our advisory businesses was higher than ever. We continued to see strong new business development in all three of our core businesses. Credit quality remained stable.

These achievements occurred during a year in which the value of most investment securities declined, economic uncertainties mounted, and the Federal Reserve System—moving 11 times in 12 months—reduced short-term interest rates a total of 475 basis points. These challenges gave us the opportunity to demonstrate our ability to deliver consistent profitability with low volatility.

Net income rose 3.5% to $125.2 million. Earnings per share, on a diluted basis, were $3.80. The percentage of operating revenue generated by our advisory businesses continued to increase, reaching 48%. Loan balances, on average, reached $5.2 billion. Our reserve for loan losses held steady. Our provision for loan losses, our net charge-offs, and nonperforming loans all declined. We kept expenses in check even as we invested in new markets and expanded in others.

Despite tumbling interest rates, net interest income held steady and our net interest margin improved 10 basis points from last year.

Income from our advisory businesses increased more than 7% to $185.0 million, despite the market volatility that affected fee revenue and assets under management. Combined assets under management at Wilmington Trust, Roxbury Capital Management, and Cramer Rosenthal McGlynn amounted to $36.9 billion.

The impact of market conditions on our performance was offset by the strength of our efforts to develop new business during the year. In addition to offering more services to existing clients, we continued to grow by entering new markets and adding more services. We opened a second office in California, entered New Jersey, and enlarged our offices in Philadelphia and Las Vegas.

Perhaps the most exciting venture we undertook in 2001 was to make a significant investment in Atlanta-based Balentine & Company, one of the most prominent high-net-worth investment counseling firms in the Southeast. This advances our capacity to provide clients with the broadest scope of investment management alternatives, and it gives us access to one of the fastest-growing and wealthiest markets in the United States. We have opened a trust office adjacent to Balentine's headquarters and named the firm's principal, Robert M. Balentine, president of Wilmington Trust in Georgia.

One measure of performance about which we are especially proud is our 20-year track record of paying increased dividends. In 2001 we raised our dividend nearly 7% to $1.89 per share. Our return on average assets for 2001 was 1.73% and our return on equity was 19.53%.

Over the course of the last 10 years, we have invested in three affiliates, opened 14 new offices in eight states, and established a presence in two offshore jurisdictions and London. During that time, our operating revenues have nearly doubled—but the size of our staff has stayed nearly the same. Today we have 2,316 staff members, only 103 more than we had in 1991.

Our ability to achieve this level of efficiency is the result of our careful attention to expense management; increased use of Internet-based offerings; improvements to telephone and ATM services; and better use of management information systems. In addition, over the last several years, we have outsourced several noncore services. This has enabled us to devote our full focus to growing our three core businesses: regional banking, corporate financial services, and private client advisory services.

Regional banking benefits from diversified economy Our banking business is focused on the Delaware Valley region, which includes southeastern Pennsylvania, the state of Delaware, and Maryland's Eastern Shore. We are the leading financial institution in Delaware and we are gaining market share in the five counties surrounding the Philadelphia metropolitan area.

This region's economy was relatively healthy in 2001. The area benefits from a range of industries, which includes the chemical, life sciences, financial services, manufacturing, agriculture, tourism, and government sectors. Unemployment in Delaware is among the lowest in the U.S.

OUR BUSINESS MIX PROVIDES A DIVERSIFIED REVENUE STREAM THAT ENABLES US TO DELIVER CONSISTENT PROFITABILITY WITH LOW VOLATILITY.

These factors helped mitigate the impact of economic uncertainty. Loan balances, on average, were up 4% to $5.2 billion. Approximately half the growth in our loan portfolio was from Pennsylvania, where our relationship management focus continued to be well-received.

In our commercial banking business, our target clients are owners of privately held businesses with $5 million to $250 million in sales. We look for opportunities where we can establish deep relationships and provide a combination of commercial credit, retirement and succession planning, and investment management services. To that end, our lenders and private client advisors call on clients in teams.

EARNINGS PER SHARE
diluted


$4.00
3.00
2.00
1.00
0
1991
2001
Before change in accounting principle
Before one-time write-off
After change in accounting principle

DIVIDENDS PAID
per share


$2.00
1.50
1.00
0.50
0
1991
2001

From trust company to full service advisor

By entering new markets and expanding in others—California, Florida, Georgia, New Jersey, New York, and Pennsylvania—we have established a presence in the wealthiest and fastest-growing regions in the U.S. By opening offices in Nevada, London, the Cayman Islands, and the Channel Islands, we have made the most favorable jurisdictions in the world available to our clients. By affiliating with Cramer Rosenthal McGlynn, Roxbury Capital Management, and Balentine & Company, we have entered new markets with a circle of influence already in place—and extended our investment offerings across a broad range of products, classes, and styles. Through this measured, deliberate approach to growth, we are combining our expertise with marketplace opportunities in order to build our business with current and prospective clients.



1903
1930
1940
1950
1960
1970
1980
1990
2000
Regional banking
Our banking business grows along with Delaware's economy.
New products and delivery channels like ATMs and telephone banking are introduced.
Our statewide expansion and focus on commercial banking establish us as the leading financial institution in Delaware.
We extend commercial banking services into Maryland and Pennsylvania.
Online banking and Internet-based services alter the way routine banking services are performed and provided, and we transform traditional branches into sales centers.
Corporate financial services
Expertise in the nuances of Delaware law builds our corporate trust business.
Prominence gained from our role as collateral agent for Chrysler leads to demand for capital markets trustee services, and ERISA mandates the use of a corporate trustee.
The use of asset-backed securitizations and other sophisticated financing structures gains popularity and increases demand for trust services.
Nevada's favorable tax and legal environment prompts us to open an office there—and follow with offices in other favorable jurisdictions.
Advent of the euro creates more international opportunities.
Private client advisory services
Our ability to leverage Delaware's reputation as the premier jurisdiction for trusts gains momentum with direction trusts in the 1930s.
Delaware adopts the prudent investor rule, and a growing client base outside the state prompts expansion into Florida.
With clients in all 50 states, we establish a presence in the most attractive wealth management markets and open offices in New York, California, and Pennsylvania. Delaware law permits asset protection trusts.
By affiliating with specialist managers, we add a full array of products, asset classes, and styles to our investment offerings and gain entry into new markets.
Our acquisition of Balentine & Company adds a "manager of managers" capability and facilitates our entrance into Atlanta and the surrounding region.
Delaware enacts a total return unitrust statute. We enter New Jersey.

Regional banking

- Cash management
- Commercial lending
- Capital markets access
- Interest rate hedging
- Business succession planning
- Investment and insurance products
- Brokerage

Corporate financial services

- Capital markets and structured financing trusts
- Trustee services for corporate restructurings and bankruptcies
- Special purpose vehicles in domestic and offshore tax-advantaged jurisdictions
- Nexus services for holding companies
- Retirement plan trustee and custody services
- Fiduciary services

Private client advisory services

- Investment management
- Equity and fixed income investing
- International equities and private placements
- Estate, retirement, and succession planning
- Risk and insurance planning
- Personal trust services
- Estate settlement
- Credit services

OUR RESULTS DEMONSTRATE HOW WELL WE ARE ADDING AND GROWING CLIENT RELATIONSHIPS, ESPECIALLY WHEN COMPARED TO THE DECLINES ALL MAJOR MARKET INDICES EXPERIENCED.

The commercial loan portfolio rose nearly 6% to $3.0 billion, on average. At $2.2 billion, on average, the level of consumer loans held steady. The composition of the portfolio remained well-diversified across commercial and consumer lines, and the weighting of various sectors was relatively unchanged.

Our rigorous underwriting standards manifest themselves in the quality of our credit portfolio. Net charge-offs, as a percentage of average loans outstanding, have been below 50 basis points since 1990 and stood at 30 basis points at year-end 2001. At 1.47%, our loan loss reserve was 1 basis point lower than last year's.

Our retail banking business is concentrated in Delaware, where we are repositioning traditional branches as sales centers. The number of branch staff licensed to sell investment products has grown from 11 in 1998 to 100 in 2001. All of our branch managers, and 80% of our branch sales staff, are now able to sell mutual funds, annuities, life insurance plans, Section 529 college savings plans, and other investment services.

More clients are using our online services and ATMs that perform a wide variety of functions to conduct routine banking transactions. Our commercial online banking product went fully live in 2001. Our Web site traffic was 27% higher than in 2000, and enrollment in our online services was 50% higher. With more clients taking advantage of technology-based options, we have witnessed a 20% drop in teller transactions from 1998 to 2001.

Corporate financial services posts record year—again Over the past five years, our corporate financial services business has grown at a compound annual rate of 13.4%. This trend continued in 2001, as revenue reached a record $58.4 million, 13.5% higher than in 2000.

What drives the demand for these niche services is the need for complex financing structures that require a trustee. Our clients, who comprise attorneys, accountants, investment bankers, and most of the companies listed on the *Fortune* 100, choose us as their trustee because of our reputation as a superior provider of specialized trust, fiduciary, and administrative services in the most favorable legal jurisdictions in the world. Furthermore, as consolidation continues in our industry, we are among a decreasing number of trust providers that remain free from lending or underwriting conflicts of interest.

Due to its legal and tax advantages, Delaware has long been regarded as the jurisdiction of choice in the U.S. for corporate matters. Delaware's advantage is enhanced by its unique Chancery Court system, in which judges, not juries, render decisions. Other attractive jurisdictions in which we have expertise and offices are Nevada, the Cayman Islands, and the Channel Islands. We also have corporate financial services experts based in New York, California, and London.

OPERATING REVENUES VERSUS
FULL-TIME EQUIVALENT STAFF
revenues in millions


$500
400
300
200
100
0
5,000
4,000
3,000
2,000
1,000
0
1991
2001
Operating revenues
Staff members

TOTAL FEES AS A PERCENT
OF OPERATING REVENUES
fees in millions


$250
200
150
100
50
0
50%
40
30
1991
2001
Fee income as a percent of operating revenues
Affiliate asset managers
Corporate financial services
Private client advisory
Other noninterest revenue

This business comprises three components: capital markets trust services, services for holding companies and special purpose entities, and trust services for employee benefit plans.

In 2001, capital markets services was the strongest component of this business, generating fee revenue that was 35% higher than in 2000. In this component, we serve as the owner trustee or indenture trustee for a wide variety of financing structures, including large equipment leasing transactions, asset-backed securitizations, and corporate bankruptcies and restructurings. Interest in these services is growing in Europe, where the advent of the euro should spark new demand for asset-backed securitizations.

For investment holding companies and special purpose entities, we perform administrative and accounting services and provide dedicated office space and staff that typically are required in the jurisdiction in which the entity is domiciled. This component posted a 17% increase in fees over 2000.

In the corporate retirement services component, we serve as trustee and custodian for qualified and nonqualified plans. We have established and customized a direct electronic link with the National Securities Clearing Corporation (NSCC), the primary clearing agent for mutual funds. The volume of transactions we process through the NSCC qualifies us as one of the largest trust company users of that system.

Most of the revenue from our corporate financial services business is generated on a fee-for-service basis and comes from contracts that span multiyear periods, which provides an annuity-like revenue stream. Only about 25% of the fees in this business are tied to valuations of the assets held in trust.

Growth in private client advisory services is masked by market declines The vast majority—close to 70%—of our private client advisory fees are tied to market valuations. The fact that this business reached record-high revenue of $106.1 million in 2001 demonstrates how well we are adding and growing client relationships, especially when compared to the significant declines experienced by all major market indices during the year. Private client advisory fees rose more than 6% against a 21% drop in the Nasdaq Composite Index, a 12% decrease in the Standard & Poor's 500 Index, and a 5% deterioration in the Dow Jones Industrial Average.

Absent these market conditions, our performance in this business would have been considerably stronger and the impact of new business development would have been much more apparent.

Sales in New York were almost double the 2000 level, and sales in California were three times higher than in 2000. When we opened our Orange County, California, office in June, we hit the ground running, with key staff in place and a full pipeline of business. New business development also was solid in Florida, where we appointed a new president, and in Pennsylvania, where demand led us to add staff and office space.

This success demonstrates our capacity to attract new clients as well as to provide more services for those with whom we already have relationships, as we continue to leverage the investments we have made over the last few years in new markets and services that strengthen our advisory capabilities.

For example, we have broadened the range of asset styles and classes in which our clients may invest, which helps them achieve diversification and optimize performance. Our 1998 affiliations with

Cramer Rosenthal McGlynn and Roxbury Capital Management added value and growth styles, respectively, to our internal core equity and fixed income offerings. This past year, we added a wider variety of private equity and hedge fund capabilities.

Our acquisition of Balentine & Company is the latest extension of our continuum of investment capabilities. Now we are able to offer a "manager of managers" program, in which Balentine experts customize clients' accounts by utilizing a cadre of independent money managers.

We also added a new trust product in 2001. The state of Delaware, long the vanguard of favorable trust law, broke ground again last year when it became the first state in the U.S. to enact a new trust statute that provides for the conversion of existing irrevocable trusts into total return unitrusts. This type of trust can be structured to accommodate conflicting priorities that sometimes emerge between current and future income beneficiaries. It allows the mix of equity and fixed income investments to be adjusted to more aggressively grow the trust's principal for future recipients, while not interfering with current beneficiaries' needs for income. We were among the first financial institutions to offer this new service, which previous trust law did not permit.

OUR ACQUISITION OF BALENTINE & COMPANY ADVANCES OUR CAPACITY TO PROVIDE THE BROADEST SCOPE OF INVESTMENT MANAGEMENT ALTERNATIVES.

New directors join our Board In December we elected two new directors: Betsy S. Atkins and Deborah I. Fine. Their election adds sales, marketing, and management expertise to our Board and broadens its geographic representation.

A resident of Miami, Florida, Betsy has more than 20 years of management experience and is widely published on the subject of corporate board governance. She is chief executive officer of Accordiant Ventures, a venture fund with approximately $200 million invested in the technology and life sciences sectors. She is also a director of Lucent Technologies and Polycom Inc., and a trustee of Florida International University. She was appointed recently by President George W. Bush to the Pension Benefit Guaranty Corporation Advisory Committee.

Deborah is a member of the Avon Products, Inc. Executive Council and president of Avon's Teen Business, where she is responsible for defining, developing, and leading Avon's entry into the global teenage market. Before joining Avon, Debi held senior positions at Condé Nast Publications, Inc., most recently as vice president and publisher of *Glamour* magazine. A resident of the Princeton, New Jersey, area, Debi is an executive director of Cosmetic Executive Women. *Advertising Age* named her a "Woman to Watch" and she recently was appointed to the *People* magazine Digital Heroes Campaign.

As we welcome Betsy and Debi, we bid a fond farewell to H. Stewart Dunn Jr., who retired from our Board in May 2001. We benefited greatly from Stewart's perspective as partner in a prominent Washington, D.C., law firm and his vast knowledge of trust law. During his tenure, which began in 1988, Stewart served on our trust and nominating and corporate governance committees, and was a rotating member of the executive committee. We note with gratitude his many contributions.

Above all, we are a people business As a relationship management company, nothing is more important than the people who support our business. Without our staff, there can be no client relationships.

I believe we have the very best staff in the business. They demonstrated their concern for clients, always the priority, in an especially powerful way in the aftermath of September 11. To assist clients and make sure they had access to their money, our banking staff kept branches open, even as most other businesses closed, and our call center stayed open until 11:00 p.m. that night. Our advisory staff contacted each of their clients within 24 hours of the incident to answer questions. Our investment experts outlined strategies to address potential market reaction in conference calls on the day after the attack, the Friday of that week, and again the following Monday, when the markets reopened. I continue to receive compliments on how our staff handled that most difficult of times.

Fortunately, none of our staff were harmed in the attack, but many of our colleagues and clients' families were. We grieve for their loss and stand ready to help in any way we can.

As we look ahead, we note that our three core capabilities—regional banking, corporate financial services, and private client advisory services—constitute a mix of businesses that provides a diversified stream of revenue. Our focus on relationship management distinguishes us in the marketplace and enables us to capture new opportunities. In business for nearly 100 years, we have experience throughout a variety of economic climates.

On behalf of all of us at Wilmington Trust, I thank you for your continued confidence in our ability to create value for our clients and shareholders.



Ted T. Cecala
Chairman and Chief Executive Officer

FINANCIAL TABLE OF CONTENTS

Financial analysis 2001

Net income for 2001 was $125.2 million, or $3.84 per share, an increase of 3% over the $120.9 million, or $3.74 per share, reported last year. On a diluted basis, earnings per share were $3.80, compared to the $3.70 reported for 2000. The 2001 results included a $1.1 million after-tax adjustment, or $0.03 per share, for the cumulative effect of a change in accounting principle related to the adoption of Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." See Note 1 to the Consolidated Financial Statements.

These results reflect the value of the Corporation's diversified mix of businesses and the success of its new business development efforts. Advisory business revenue increased 7% opposite double-digit declines in market benchmarks, while the loan portfolio grew, on average, 4% during a period of economic uncertainty.

Improvement was realized in the major components of the Corporation's revenue. Net interest income improved $3.7 million, or 1%, to $258.8 million, while noninterest revenues rose $11.8 million, or 5%, to $228.0 million.

The provision for loan losses for 2001 was $19.9 million, compared to the $21.9 million provision for last year; a decline of $2.1 million, or 9%.

Operating expenses for 2001 increased $12.2 million, or 5%, to $276.9 million and the provision for income taxes increased $2.2 million, or 3%, to $66.0 million.

These results produced a return on average stockholders' equity of 19.53% and a return on average assets of 1.73%.

The Corporation maintained its high level of productivity during 2001. The net profit margin, which measures the percentage of revenue dollars resulting in net income, was 25.3%, unchanged from the prior year. Productivity measured by net income per staff member was $54,000, up 3% over the $52,600 reported for 2000.

Statistical disclosures required of financial holding companies by Industry Guide 3 are included in the Corporation's Annual Report on Form 10-K for 2001.

The following table presents comparative five-year average balance sheets and income statements, as well as interest revenue and expense and respective yields and costs of funds for those years.

FIVE-YEAR ANALYSIS OF EARNINGS AND CONSOLIDATED STATEMENTS OF CONDITION

(in thousands, except per share amounts; rates on tax-equivalent basis)	2001 Average balance	2001 Income/ expense	2001 Average rate
Federal funds sold and securities purchased under agreements to resell	$ 28,654	$ 998	[illegible]
U.S. Treasury and government agencies	798,369	44,937	[illegible]
State and municipal[1]	18,354	2,957	16.07
Preferred stock[1]	87,081	7,352	[illegible]
Asset-backed securities[1]	282,528	[illegible]	[illegible]
Other[1]	155,517	9,117	[illegible]
Total investment securities	1,341,869	81,611	6.12
Commercial, financial, and agricultural	1,596,554	117,292	7.17
Real estate – construction	403,559	29,934	7.38
Mortgage – commercial	1,085,961	90,595	8.01
Mortgage – residential	906,180	64,472	7.11
Installment loans to individuals	1,281,049	100,544	[illegible]
Total loans[1,2]	5,235,297	397,838	7.60
Total earning assets	6,605,820	475,447	7.21
Other assets	623,414		
Total assets	$7,229,234		
Savings	$ 346,765	$ 2,721	0.78%
Interest-bearing demand	1,297,181	[illegible]	[illegible]
Certificates under $100,000	914,581	44,565	4.87
Certificates $100,000 and over	1,776,893	86,687	4.88
Total interest-bearing deposits	4,335,220	152,042	3.51
Federal funds purchased and securities sold under agreements to repurchase	983,187	45,455	4.62
U.S. Treasury demand	44,460	1,534	3.45
Total short-term borrowings	1,027,647	46,989	4.57
Long-term debt	166,274	10,954	6.59
Total interest-bearing liabilities	5,529,141	209,985	[illegible]
Demand deposits	927,947		
Other noninterest funds	148,732		
Total funds used to support earning assets	6,605,820	209,985	[illegible]
Stockholders' equity	640,786		
Equity used to support earning assets	(248,732)		
Other liabilities	231,360		
Total liabilities and stockholders' equity	$7,229,234		
Net interest income/yield		$265,462	4.02%
Tax-equivalent adjustment		(6,649)	
Net interest income		258,813	
Provision for loan losses		(19,850)	
Net interest income after provision for loan losses		238,963	
Other income			
Total advisory fees net of affiliate manager goodwill amortization		176,941	
Service charges on deposit accounts		27,240	
Other operating income		22,400	
Securities gains/(losses)		1,422	
Total other income		228,003	
Net interest and other income		466,966	
Other expense			
Salaries and employment benefits		[illegible]	
Net occupancy		16,346	
Furniture and equipment		23,665	
Other operating expense*		69,612	
Total other expense		276,917	
Income before income taxes and cumulative effect of change in accounting principle		190,049	
Applicable income taxes		66,009	
Net income before cumulative effect of change in accounting principle		124,040	
Cumulative effect of change in accounting principle (net of income taxes of $584)		1,130	
Net income*		$125,170	
Net income per share – diluted			
Before cumulative effect of change in accounting principle		$ 3.77	
Cumulative effect of change in accounting principle		0.03	
		$ 3.80	

1 *Tax-advantaged income has been adjusted to a tax-equivalent basis using a combined statutory federal and state income tax rate of 35% for all years.*

2 Loan balances include nonaccrual loans. Amortization of deferred loan fees has been included in interest income.

Note: Average rates are calculated using average balances based on historical cost and do not reflect market valuation adjustments.

* 1999 results included a $13.4 million one-time write-off.

2000			1999			1998			1997		
Average balance	Income/ expense	Average rate	Average balance	Income/ expense	Average rate	Average balance	Income/ expense	Average rate	Average balance	Income/ expense	Average rate
$ 29,530	$ 1,810	6.13%	$ 31,521	$ 1,566	4.97%	$ 31,081	$ 1,665	5.36%	$ 22,369	$ 1,280	5.72%
921,610	56,814	5.98	937,878	55,412	5.85	983,276	60,627	6.22	868,296	55,579	6.41
14,282	1,028	7.28	14,411	1,086	7.64	16,672	1,278	7.73	27,918	2,223	7.99
112,704	9,900	8.12	159,738	11,278	7.05	146,595	10,846	7.56	131,693	9,906	7.63
324,690	20,771	6.19	352,615	22,221	6.23	358,929	23,749	6.66	272,527	17,581	6.46
193,724	13,391	6.87	129,712	7,439	5.73	104,123	5,874	5.67	85,865	5,078	5.93
1,567,010	101,904	6.31	1,594,354	97,436	6.06	1,609,595	102,374	6.42	1,386,299	90,367	6.53
1,580,074	137,782	8.72	1,423,794	113,217	7.95	1,263,385	107,039	8.47	1,211,703	105,758	8.73
361,283	34,873	9.65	268,668	23,775	8.85	180,830	16,953	9.38	131,745	12,980	9.85
942,893	82,867	8.79	882,038	77,217	8.75	890,375	83,040	9.33	904,063	85,260	9.43
977,185	70,167	7.18	895,138	63,877	7.14	837,218	65,195	7.79	764,246	58,406	7.64
1,191,644	108,362	9.09	1,060,785	93,010	8.77	984,590	89,044	9.04	909,736	85,953	9.45
5,053,079	434,051	8.59	4,530,423	371,096	8.19	4,156,398	361,271	8.69	3,921,493	348,357	8.88
6,649,619	537,765	8.03	6,156,298	470,098	7.62	5,797,074	465,310	8.05	5,330,161	440,004	8.26
559,101			532,767			455,365			349,826		
$7,208,720			$6,689,065			$6,252,439			$5,679,987		
$ 379,837	$ 5,824	1.53%	$ 411,352	$ 7,364	1.79%	$ 406,060	$ 9,141	2.25%	$ 397,179	$ 9,561	2.41%
1,327,498	29,268	2.20	1,377,749	29,670	2.15	1,222,866	30,800	2.52	1,078,685	27,393	2.54
981,248	48,665	4.96	1,137,764	57,031	5.01	1,208,244	66,045	5.47	1,209,750	68,621	5.67
1,692,782	108,443	6.41	983,340	53,429	5.43	842,368	47,750	5.67	506,089	28,601	5.65
4,381,365	192,200	4.39	3,910,205	147,494	3.77	3,679,538	153,736	4.18	3,191,703	134,176	4.20
1,102,497	69,424	6.30	1,102,470	55,862	5.07	1,027,184	55,583	5.41	1,142,106	63,123	5.53
43,453	2,630	6.05	35,643	1,846	5.18	49,338	2,377	4.82	46,108	2,450	5.31
1,145,950	72,054	6.29	1,138,113	57,708	5.07	1,076,522	57,960	5.38	1,188,214	65,573	5.52
168,000	11,061	6.58	168,000	11,061	6.58	125,877	7,546	5.99	43,000	874	2.03
5,695,315	275,315	4.83	5,216,318	216,263	4.15	4,881,937	219,242	4.49	4,422,917	200,623	4.54
889,686			856,171			747,791			678,683		
64,618			83,809			167,346			228,561		
6,649,619	275,315	4.11	6,156,298	216,263	3.51	5,797,074	219,242	3.79	5,330,161	200,623	3.77
531,471			531,592			526,742			478,814		
(64,618)			(83,809)			(167,346)			(228,561)		
92,248			84,984			95,969			99,573		
$7,208,720			$6,689,065			$6,252,439			$5,679,987		
	$262,450	3.92%		$253,835	4.11%		$246,068	4.26%		$239,381	4.49%
	(7,311)			(7,922)			(8,371)			(9,365)	
	255,139			245,913			237,697			230,016	
	(21,900)			(17,500)			(20,000)			(21,500)	
	233,239			228,413			217,697			208,516	
	165,034			148,413			128,801			114,501	
	25,344			23,817			21,934			20,964	
	26,248			17,979			26,496			22,050	
	(416)			1,244			6,686			27	
	216,210			191,453			183,917			157,542	
	449,449			419,866			401,614			366,058	
	162,939			147,219			137,917			129,816	
	15,741			15,440			13,236			11,763	
	23,013			21,513			19,024			16,361	
	62,989			74,032			59,889			49,731	
	264,682			258,204			230,066			207,671	
	184,767			161,662			171,548			158,387	
	63,828			54,365			57,223			52,343	
	120,939			107,297			114,325			106,044	
	–			–			–			–	
	$120,939			$107,297			$114,325			$106,044	
	$ 3.70			$ 3.21			$ 3.34			$ 3.08	
	–			–			–			–	
	$ 3.70			$ 3.21			$ 3.34			$ 3.08	

Statement of condition Total banking assets at December 31, 2001, were $7.5 billion, or $196.8 million and 3% higher than at year-end 2000, due primarily to the growth in the loan portfolio.

Average total assets for the year were $7.2 billion, or $20.5 million and 0.3%, higher than last year, also due primarily to growth in the loan portfolio.

The year-to-year growth in the loan portfolio was $299.6 million, or 6%, to $5.5 billion. The growth in the loan portfolio was offset partially by a contraction of the investment portfolio, which declined by $179.4 million to $1.28 billion.

The growth in the loan portfolio was fueled by commercial lending within three major categories – commercial, financial, and agricultural loans; real estate construction loans; and commercial mortgage loans – which together grew $285.7 million, or 10%, to $3.27 billion. Retail lending, which includes loans to individuals consisting of residential mortgage and consumer loans, increased $13.9 million, or 0.6%, to $2.22 billion.

Contributing to the increase in commercial lending were a $239.1 million, or 15%, increase in commercial, financial, and agricultural loans; a $27.8 million, or 8%, increase in real estate construction loans; and a $19.0 million, or 2%, increase in commercial mortgage loans. Contributing to the increase in the retail lending was a $74.5 million, or 6%, increase in consumer loans, consisting of installment, credit card, home equity, and secured demand loans. This increase was offset partially by a $60.6 million, or 7%, decrease in residential mortgage loans. The Corporation sold approximately $87.9 million of newly originated residential mortgage loans into the secondary market during 2001. At December 31, 2001, the Corporation's banking affiliates had approximately $2.7 billion in loan commitments outstanding that had not been drawn.

Approximately 44% of the loan growth in 2001 occurred within the Corporation's Delaware market, while 42% originated in the southeastern Pennsylvania market and the remainder came from those markets served by the Corporation's thrift subsidiary, Wilmington Trust FSB. In the Delaware market, where it already has an estimated 40% market share, loans, on average, grew $80.9 million, driven by a mixture of new and existing business relationships. In the Pennsylvania market, where it has a single-digit market share, the Corporation's ability to grow its loan portfolio is dependent on developing new business relationships. Over the years, the Corporation's experience in growing the loan portfolio in southeastern Pennsylvania has been excellent. During 2001, the balance, on average, of loans originated in the southeastern Pennsylvania market reached $960.2 million. This is representative of a trend of steady loan growth since the Corporation's entry into this market in 1993.

The investment portfolio at year-end 2001 was $1.28 billion, or $179.5 million and 12%, below its prior year-end level, as securities matured, were called, or were sold and not replaced. The available-for-sale portfolio of $1.26 billion was $175.2 million, or 12%, below that at year-end 2000, and the held-to-maturity portfolio of $16.5 million was $4.3 million, or 21%, below that at year-end 2000. The available-for-sale portfolio at year-end 2001, which is subject to mark-to-market rules, included net unrealized gains of $14.6 million. This was a $21.5 million improvement over December 31, 2000, and was the result of the decline in interest rates during 2001.

The Corporation continued to invest in technology and facilities during the year, resulting in a $9.3 million, or 7%, increase in its premises and equipment category. The Corporation made investments in its global trust accounting and customer relationship management systems during 2001, as well as making enhancements to its online banking systems. Renovations were completed on the Corporation's headquarters and existing offices in Philadelphia, Pennsylvania, and Las Vegas, Nevada, and new offices were opened in Orange County, California, and Morristown, New Jersey.

Goodwill increased $36.4 million, or 21%, to $208.4 million. During the year, the Corporation raised its ownership interest by $44.5 million in affiliate asset manager Roxbury Capital Management, LLC. The increase in goodwill was offset by $8.1 million of amortization expense.

Total liabilities at year-end 2001 increased $106.2 million, or 2%, to $6.8 billion, with virtually all of this increase due to higher levels of deposits. Deposit levels increased $304.8 million, or 6%, over their prior year-end levels due primarily to noninterest-bearing demand deposits, which increased $302.7 million, or 32%. Short-term borrowings declined $190.6 million, or 17%, due primarily to a $271.2 million, or 25%, decrease in federal funds purchased and securities sold under agreements to repurchase. As existing funding matured during the year, certificates of deposit were less expensive than term federal funds of similar maturities. As a result, there was a modest shift in the Corporation's funding sources, as 85% came from deposits compared with 82% at the prior year-end. Should further funding needs arise, the Corporation anticipates that it will be able to meet those funding needs in both a timely and cost-effective manner. See "Liquidity."

Other liabilities increased $16.6 million, or 22%, to $93.5 million. Income taxes payable associated with unrealized gains in the available-for-sale investment portfolio increased $7.3 million and federal income taxes payable increased $5.4 million. Employee benefit accruals for salaries, health care, and pension costs increased $3.7 million.

Total stockholders' equity at December 31, 2001, was $682.5 million, an increase of $90.6 million, or 15%, over the $591.9 million reported at year-end 2000. Additions to equity from earnings and the improvement in the level of unrealized gains within the available-for-sale investment portfolio were partially offset by dividends and ongoing purchases of the Corporation's stock. See "Capital Resources."

Net interest income Net interest income is the difference between interest income received on earning assets, such as loans and investment securities, and interest expense paid on liabilities, such as deposits and short-term borrowings. Movements in interest rates and the relative levels of earning assets and interest-bearing liabilities held by the Corporation affect its net interest margin and the resulting net interest income. The net interest margin is determined by dividing fully tax-equivalent (FTE) net interest income by average total earning assets.

The Corporation's net interest income for 2001, on an FTE basis, was $265.5 million, an increase of $3.0 million, or 1%, over last year. The Corporation's net interest margin for 2001 was 4.02%, 10 basis points above the 3.92% reported for 2000.

The Federal Reserve Board lowered short-term interest rates 11 times during 2001, reducing the discount rate to 1.25%, 475 basis points below the 6.00% at which it began the year. These rate reductions caused both interest revenue and interest expense to decline during the year.

Interest revenue (FTE) for 2001 totaled $475.4 million, a decrease of $62.3 million, or 12%, from the $537.8 million reported for 2000. Interest revenue declined $62.0 million as the average rate earned on the Corporation's assets fell 82 basis points to 7.21%. Interest revenues declined another $285,000 due to a $43.8 million decrease in the average level of earning assets to $6.6 billion. The Corporation's average prime lending rate (the rate at which banks lend to their most creditworthy customers) was 6.93%, 231 basis points below the 9.24% for 2000.

Interest expense for 2001 was $210.0 million, a decrease of $65.4 million, or 24%, from last year. Interest expense declined $58.7 million, as the average rate the Corporation paid on its interest-bearing liabilities fell 92 basis points to 3.19%. The aforementioned reductions in the discount rate by the Federal Reserve Board were responsible for this decrease. Interest expense declined an additional $6.7 million, due to a $166.2 million decrease in the average level of interest-bearing liabilities to $5.5 billion. The average discount rate (the rate at which the Federal Reserve Banks lend money to their member banks) was 3.4%, compared with a corresponding average rate for 2000 of 6.24%. See "Quantitative and Qualitative Disclosures about Market Risk."

Noninterest revenues and operating expenses Growth in the Corporation's fee-based businesses was the impetus behind improved noninterest revenues. The percentage of operating revenues derived from these fee-based businesses continued to increase, accounting for 48% of operating revenues for 2001 compared with 47% for 2000.

Operating revenues, excluding securities gains and losses and amortization of goodwill associated with affiliate asset manager acquisitions, were $493.5 million, an increase of $14.2 million, or 3%, over the $479.3 million reported for 2000.

(in thousands)	2001	% of Operating revenues	2000	% of Operating revenues
Net interest income	$258,813	52%	$ 255,139	53%
Fee income:				
Advisory fees	185,036	37%	172,521	36%
Service charges	27,240	6%	25,344	5%
Other operating income*	22,400	5%	26,248	6%
Total fee income	$234,676	48%	$224,113	47%
Total operating revenues	$493,489	100%	$ 479,252	100%
Affiliate manager goodwill amortization	(8,195)		(7,487)	
Securities gains/(losses)	1,522		(416)	
Net interest and other income, before loan loss provision	$486,816		$471,349	

*Includes $7.2 million of gains from branch sales in 2000.

Total advisory fees during 2001 were $185.0 million, an increase of $12.5 million, or 7%, over last year. This represented 79% of fee income and 37% of operating revenues for 2001, compared with corresponding ratios of 77% and 36%, respectively, for last year.

Private client advisory fees were $106.1 million, $6.3 million, or 6%, higher than last year. New business development was strong throughout the United States, with record sales posted in New York and California. This is noteworthy given that the Nasdaq, Dow Jones Industrial Average, and S&P 500 were down 21%, 5%, and 12%, respectively, and that approximately 70% of our private client advisory fees are tied to securities valuations. These fees primarily are based on principal, income, and distribution commissions on assets held in personal trust accounts. Estate settlement, private banking, and personal tax return preparation also contributed to these fees. The Corporation also offers a broad range of institutional portfolio management services to domestic and foreign entities, including fixed-income investments and short-term cash management, and, through its affiliates, manages a variety of mutual funds. In addition, the Corporation provides brokerage services through Wilmington Brokerage Services Company, a subsidiary of Wilmington Trust Company.

Assets under management at year-end 2001, excluding those of our affiliate asset managers, were $24.6 billion, down 12% from $28.0 billion at year-end 2000. Affiliate asset manager fees for 2001 were $20.6 million. This was a decline of $764,000, or 4%, from the $21.3 million reported last year. The difficult market conditions of 2001 were the primary cause of this decline, with results tied to the investment style of each affiliate. Revenues from Cramer Rosenthal McGlynn, a value-style manager, increased to $6.3 million, as assets under management increased 37% to $4.6 billion at year-end 2001. Cramer Rosenthal McGlynn bills revenues in arrears and calculates certain revenues and compensation expense based on peer statistics. These statistics are not available at the time the Corporation consolidates its results. Therefore, earnings from Cramer Rosenthal McGlynn recognized in the Corporation's results of operations are based on estimates. Revenues from Roxbury Capital Management, a growth-style manager, declined 28% to $14.2 million, as assets under management declined 32% to $7.7 billion at year-end 2001. Roxbury calculates certain compensation expense on the results of operations. This compensation expense is not available at the time the Corporation consolidates its results. Consequently, net earnings from Roxbury recognized in the Corporation's earnings are based on estimates.

Corporate financial services fees for 2001 were $58.4 million, $6.9 million, or 13%, higher than last year. Double-digit increases were realized by the capital markets trust service and nexus and holding company service components of this business. Capital market trust services increased 35% to $29.8 million, while nexus and holding company services increased 17% to

$12.4 million. The majority of our corporate financial services revenue is generated on a fee-for-service basis. The balance, approximately 25%, is tied to asset valuations. The Corporation provides a wide range of trust, custody, and specialized administrative services to domestic and international corporate clients and financial intermediaries. The Corporation acts as trustee for leased capital equipment, collateralized securities, bond financings, corporate restructurings, and bankruptcy liquidations, and provides fiduciary services for most types of employee benefit trusts. The Corporation also provides administrative services in its capacity as agent or trustee in special purpose entity transactions in jurisdictions such as the Cayman Islands, Channel Islands, Nevada, and Delaware. In some capital equipment transactions, such as those involving aircraft, railcars, and vessels, the Corporation serves as the owner trustee, representing large institutional investors. In this capacity, the Corporation receives an annual fee for providing administrative services for the trusts, but maintains no economic interest and does not provide any investment banking advice or credit offerings in these transactions. Furthermore, the Corporation limits its liability through indemnification provisions in the operative documents for each such transaction.

Expense associated with the amortization of acquisition goodwill increased $708,000, or 9%, due to additional equity interests acquired in Roxbury. At December 31, 2001, the Corporation held a 56.53% equity position in Cramer Rosenthal McGlynn. The Corporation has a 100% interest in the preferred shares of Roxbury, entitling it to a 30% share of its revenues, together with a 40.25% interest in Roxbury's common shares, entitling it to a like percentage of net income.

On January 2, 2002, the Corporation completed its acquisition of a 100% equity interest and an 80% profits interest in Balentine & Company, LLC. Headquartered in Atlanta, Balentine oversees management for $3.5 billion in assets for high net worth families, foundations, and endowments. It has particular expertise in selecting independent investment managers to meet the needs of clients. The results of Balentine's operations will not be included in the Corporation's financial statements until 2002.

Service charges on deposit accounts for 2001 were $27.2 million, an increase of $1.9 million, or 7%, over last year. This increase was due principally to increases in fees for automated teller machines, returned items and overdrafts, and service charges on regular and other related checking accounts. Business checking fee income for 2001 was $6.7 million, a $1.4 million, or 26%, increase over last year due in part to a fee increase implemented in the first half of 2001.

Loan fees for 2001 were $7.7 million, an increase of $1.9 million, or 32%, over last year. Key drivers of this increase included increases in commercial and retail loan fees, letter of credit fees, loan application fees, and documentary fees.

Other operating income for 2001 was $4.4 million, a $6.0 million, or 58%, decrease from last year. Gains of $7.2 million reported in 2000 from the sale of certain of the Corporation's Pennsylvania and Maryland branches in connection with its branch reconfiguration strategy primarily were responsible for this decrease. Securities gains of $1.5 million were recognized in 2001, compared with $416,000 in losses for last year, as the Corporation sold selective fixed-rate investments and had outstanding warrants called in connection with a merger.

Operating expenses for 2001 were $276.9 million, an increase of $12.2 million, or 5%, over last year. The Corporation experienced increases in expenses for salaries and employment benefits, net occupancy, servicing and consulting fees, and other operating costs.

Salaries and employment benefits expenses for 2001 were $166.8 million, a $3.9 million, or 2%, increase over last year. Salary and wage expense during 2001 increased $6.7 million, or 7%, to $109.8 million. The Corporation's full-time equivalent employee count at December 31, 2001 was 2,316, compared with 2,299 at December 31, 2000. The year-end 2000 count was a decrease of 135 staff positions from 1999, reflecting the outsourcing of the Corporation's item processing unit late in 1999 and early 2000. The increase in salaries and wages in 2001 was offset partially by a decline in incentives and bonuses, which decreased $4.2 million, due principally to a $5.5 million drop in the profit-sharing bonus. This bonus is based on a formula driven by return on equity and net income growth. Employment benefits expense increased $1.3 million, or 5%, to $29.2 million, due primarily to higher payroll tax, health insurance, and pension expenses.

Net occupancy and furniture and equipment expenses during 2001 increased $1.8 million, or 5%, over last year. Depreciation expense increased $881,000, or 5%, to $18.5 million, reflecting the Corporation's investment in new software, which targets new products and services, internal efficiencies, internet services, and the Corporation's trust system. Further contributing to these increases were expenses associated with the opening of new offices in Orange County, California, and Morristown, New Jersey; expansion of the offices in Philadelphia and Las Vegas; and renovations to the Corporation's headquarters.

Servicing and consulting expense in 2001 was $9.1 million, an increase of $904,000, or 11%, over last year, resulting primarily from the Corporation's outsourcing of its trust tax return preparation work to a third-party vendor and increased advisory fees paid to its affiliate asset managers.

Other operating expense in 2001 was $51.6 million, a $5.3 million, or 12%, increase over last year. This increase was attributable to outsourcing item processing, legal expenses, and training expenses.

The provision for income taxes for 2001 was $66.0 million, a $2.2 million, or 3%, increase over last year. Federal income tax expense was $61.4 million, an increase of $3.3 million, or 6%, while state income tax expense was $4.6 million, a decrease of $1.2 million, or 20%. A refund received from a prior year's state tax filing, coupled with the Corporation's lower tax rate for its investment holding companies, were responsible for the decrease in state income tax expense. The Corporation's effective tax rate for the year was 34.7%, compared with 34.5% in 2000.

Quantitative and qualitative disclosures about market risk Net interest income is an important determinant of the Corporation's financial performance. Through management of its interest rate sensitivity exposure, the Corporation seeks to maximize the growth of net interest income on a consistent basis by minimizing the effects of fluctuations associated with changing market interest rates.

The Corporation employs simulation models to measure the effect of variations in interest rates on net interest income. The composition of assets, liabilities, and off-balance-sheet instruments and their respective repricing and maturity characteristics, as well as certain external factors such as the level of market interest rates, are evaluated in assessing the Corporation's exposure to changes in interest rates.

Net interest income is projected using multiple interest rate scenarios. The results are compared to net interest income projected using stable interest rates. The Corporation's model generally employs interest rate scenarios in which interest rates gradually move up or down 250 basis points over one year. As of December 31, 2001, the declining rate scenario would gradually move down 175 basis points until the federal funds rate equals zero. This change ensures that negative rates are not created within the simulation model. The rising rate scenario remains unchanged and would gradually increase 250 basis points. The simulation model projects, as of December 31, 2001, that a gradual 250 basis point increase in market interest rates would increase net interest income by 2.7% over a one-year period. This compares to a decrease of 0.2% as measured at December 31, 2000. If interest rates were to decrease gradually 175 basis points, the simulation model projects, as of December 31, 2001, that net interest income would decrease 5.1% over a one-year period. This compares to a decrease of 2.4% the simulation projected would occur on a gradual 250-basis-point decline in market interest rates as measured at December 31, 2000. The movement in the rate sensitivity measurements over the past year has been driven primarily by several key changes. The relative proportion of fixed-rate and floating-rate assets has shifted as loans matured or were repaid and mortgages were sold, while new loans were originated that had a floating interest rate.

In addition, the change in the absolute level of short-term interest rates affects the simulation results. For example, the rates currently offered on retail deposits are currently at levels that are essentially floors, meaning that they are unlikely to decline further given any additional rate declines. The Corporation's objective is to keep any interest rate imbalance from reducing net interest income by 10% within a one-year period, as projected by the simulation model. Should it be determined that a course of action is necessary, based on the simulation model, strategies will be developed and presented to the Corporation's Board of Directors.

The preceding paragraphs contain certain forward-looking statements regarding the anticipated effects on the Corporation's net interest income resulting from hypothetical changes in market interest rates. The assumptions that the Corporation uses regarding the effects of changes in interest rates on the adjustment of retail deposit rates and the prepayment of residential mortgages, asset-backed securities, and collateralized mortgage obligations play a significant role in the results the simulation model projects. Rate and prepayment assumptions used in the Bank's simulation model differ for both assets and liabilities in rising as compared to declining interest rate environments. Nevertheless, these assumptions are inherently uncertain and, as a result, the simulation model cannot predict precisely the impact of changes in interest rates on net interest income.

Management reviews the Corporation's exposure to interest rate risk regularly, and may employ a variety of strategies as needed to adjust its sensitivity. This includes changing the relative proportions of fixed-rate and floating-rate assets and liabilities, changing the number and maturity of funding sources and asset securitizations, and utilizing derivative contracts, such as interest rate swaps and interest rate floors.

The Corporation previously entered into floors to hedge against the impact of adverse market interest rate changes on the cash flows of floating-rate commercial loans. Changes in the intrinsic value of the contracts were expected to be highly effective in offsetting changes in cash flows attributable to fluctuations in market interest rates below the strike price of the floors. However, at December 31, 2001, all floors had been sold. Net gains and/or losses remaining in "Accumulated Other Comprehensive Income" are being amortized over the original intended hedge period and recorded in "Interest and Fees on Loans" in the Consolidated Statements of Income. See "Net Interest Income."

Liquidity A financial institution's liquidity represents its ability to meet, in a timely manner, cash flow requirements that may arise from increases in demand for loans and other assets or from decreases in deposits or other funding sources. Liquidity management, therefore, contains both asset and liability components. The maturity and marketability of loans and investments provide liquidity, along with all time deposits at other banks, federal funds sold, and securities purchased under agreements to resell.

Liquidity also results from the Corporation's internally-generated capital, core deposits, large certificates of deposit, federal funds purchased, securities sold under agreements to repurchase, and other credit facilities.

In 2001, the proportion of funding provided by core deposits – demand deposits, interest-bearing demand deposits, and certificates of deposit – was stable when compared to the prior year. As total assets on average were stable year to year, funding sources were also stable, with the relative proportions of core deposits and short-term borrowings (principally federal funds purchased and securities sold under agreements to repurchase) virtually unchanged.

The Corporation is a guarantor for 57% – its ownership interest – of three obligations of its affiliate, Cramer Rosenthal McGlynn. The guaranty is for two lines of credit totaling $8 million, at LIBOR plus 2%, which expire December 8, 2002. The third credit facility is a $2 million amortizing term loan, at LIBOR plus 2%, the balance of which was $666,667 at December 31, 2001.

Management continuously monitors the Corporation's existing and projected liquidity requirements. The Corporation believes that its acceptance in the national markets will permit it to obtain additional funding if the need arises in the future. The Bank is a member of the Federal Home Loan Bank of Pittsburgh, which provides an additional source of funds.

Asset quality and loan loss provision Net chargeoffs for 2001 were $15.8 million, a decrease of $6.3 million, or 28%, from the $22.1 million reported for 2000. The Corporation's provision for loan losses for 2001 was $19.9 million. This was $2.1 million, or 9%, lower than last year. The reserve for loan losses at December 31, 2001, was $80.8 million, an increase of $4.0 million, or 5%, over the $76.7 million at December 31, 2000. The reserve at year-end as a percentage of loans outstanding was 1.47%, a decrease of one basis point from the 1.48% reported at year-end 2000. Loans past due 90 days or more, nonaccrual loans, and restructured loans at December 31, 2001, totaled $51.9 million. This represented a decrease of $4.4 million, or 8%, from the $56.3 million reported at year-end 2000. Loans past due 90 days or more at December 31, 2001, totaled $13.5 million, unchanged from year-end 2000. Nonaccrual loans at year-end 2001 were $38.0 million. This was $2.1 million, or 5%, below the $40.2 million of nonaccrual loans at year-end 2000. At year-end 2001, $375,000 of loans were classified as restructured compared with $2.6 million at year-end 2000. Other real estate owned (OREO) at year-end 2001 was $398,000, down $319,000, or 44%, from $717,000 at year-end 2000.

The overall level of nonperforming loans during 2001 decreased $2.5 million, or 6%. Deteriorating economic conditions or any further deterioration in markets the Corporation serves have the potential to impair the ability of some borrowers to repay their loans in full on a timely basis. In that event, management would expect increased levels of nonperforming assets, credit losses, and provisions for loan losses. To minimize the likelihood and impact of such conditions, management continually monitors the entire loan portfolio to identify potential problem loans and avoid disproportionately high concentrations of loans to individual borrowers and industries. An integral part of this process is a regular analysis of all past due loans. At December 31, 2001, an analysis of loans past due 90 days or more totaled $13.5 million and indicated that approximately 68% of those loans were in the Corporation's commercial loan portfolio, 23% in the residential mortgage loan portfolio, and 9% in the consumer loan portfolio. The corresponding ratios at December 31, 2000 were 65%, 24%, and 11%, respectively.

As a result of the Corporation's ongoing monitoring of its loan portfolios, at December 31, 2001, approximately $60.6 million of loans were identified that are either currently performing in accordance with their terms or are less than 90 days past due, but for which, in management's opinion, serious doubt exists as to the borrowers' ability to continue to repay their loans on a timely basis. This compares with the $44.8 million in loans at year-end 2000 about which the Corporation had serious doubt. In light of the current levels of past due, nonaccrual, and problem loans, management believes that the Corporation's reserve for loan losses is a reasonable estimate of the known and inherent losses in the loan portfolio.

The Corporation's loan loss reserve methodology is sound and has provided an appropriate level of reserve adequacy over an extended period of time. The Corporation's reserve is reflective of estimated credit losses for specifically identified and estimated probable losses inherent in the remainder of the portfolio based on loan type and risk rating classification. The methodology includes an analysis of the business climate and the potential effect on credit losses, which is the basis for an unallocated portion of the reserve assessment. The business climate includes shifts in current market conditions, loan growth in expansion markets, the average loan size and complexity within the portfolio, trends in delinquent payment performance, the direction of risk rating migration within the portfolio, the level of serious doubt loans, the impact of litigation, and trends in bankruptcy filings. The unallocated and allocated portions of the reserve are reassessed quarterly during the regular application of the reserve methodology. At December 31, 2001, approximately $6.3 million, or 8%, of the reserve for loan losses was unallocated. This compares with $5.1 million, or 7%, of the reserve that was unallocated at year-end 2000. Loan growth has been addressed through the allocation of reserves to the new loans within the parameters of the reserve methodology. Delinquency trends and serious doubt levels both declined from prior year-end levels. The percentage of loans carrying a pass rating remained high, at 95%, unchanged from the prior year.

Capital resources Management continues to review the Corporation's capital position and make adjustments as needed to assure that the Corporation's capital base is sufficient to satisfy existing and impending regulatory requirements, as well as to meet appropriate standards of safety and provide for future growth.

The Corporation's capital increased in 2001 due primarily to increased earnings and improvement in the market value of the Corporation's investment portfolio. The Corporation's 2001 capital generation rate was 10.8%, a decrease from the 12.8% reported for 2000. Current year earnings of $125.1 million, net of $61.5 million in cash dividends, added $63.6 million to the Corporation's capital. The improvement in the market value of the Corporation's available-for-sale investment portfolio added an additional $13.8 million to equity. Common stock issued under employee benefit plans added another $16.0 million, while the acquisition of treasury stock reduced equity by $3.5 million. The remainder of the increase, $748,000, was the result of net unrealized holding gains, which arose during the year on derivatives held as cash flow hedges.

The Federal Reserve Board's risk-based capital guidelines establish the minimum levels of capital for a bank holding company. The guidelines are intended to reflect the varying degrees of risk associated with different balance sheet and off-balance-sheet items. The Corporation has reviewed its balance sheet and off-balance-sheet items and calculated its capital position under the risk-based capital guidelines. At December 31, 2001, the Corporation's total risk-based capital ratio was 11.16%, compared with 10.80% reported at the corresponding date a year ago. The Corporation's Tier 1 risk-based capital ratio at that date was 7.78%, compared with 7.33% reported at year-end 2000, and its Tier 1 leverage capital ratio was 6.49%, compared with 5.87% reported a year ago. Each of these ratios exceeded the minimum levels required for adequately capitalized institutions of 8%, 4%, and 4%, respectively, as well as the levels required for well-capitalized institutions of 10%, 6%, and 5%, respectively.

In April 2001, the Corporation's Board of Directors increased the quarterly dividend to $0.48 per share. This marked the twentieth consecutive year of increased cash dividends. Dividends paid for 2001 totaled $1.89 per share, a 7% increase over the $1.77 per share paid in 2000. The Corporation's dividend payout ratio for 2001 was 49.15%, compared to the 47.26% payout ratio for last year.

In April 1996, the Corporation's Board of Directors authorized the buyback of 4,000,000 shares of the Corporation's common stock. At year-end 2000, 3,666,779 shares had been bought under the program at a cost of $179.7 million. During 2001, 57,408 additional shares were purchased at a cost of $3.5 million, bringing the total number of shares repurchased under the current program to 3,724,187.

The Corporation's common stock is traded on the New York Stock Exchange under the symbol "WL." The table below summarizes the price ranges of the Corporation's common stock and its quarterly dividends.

COMMON STOCK PRICE RANGE AND DIVIDEND RATE BY QUARTER

	2001			2000		
Quarter	High	Low	Dividend	High	Low	Dividend
First quarter	$62.85	$53.34	$0.45	$55.44	$40.56	$0.42
Second quarter	$66.35	$56.20	$0.48	$54.38	$42.63	$0.45
Third quarter	$67.00	$50.20	$0.48	$55.63	$42.19	$0.45
Fourth quarter	$63.45	$51.00	$0.48	$63.38	$47.75	$0.45

Inflation The Corporation's asset and liability structure is substantially different from that of an industrial company, since virtually all assets and liabilities of a financial institution are monetary in nature. Accordingly, changes in interest rates may have a significant impact on a bank holding company's performance. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. The impact, therefore, of inflation on a bank holding company's financial performance is indeterminable.

Financial analysis 2000/1999

Net income for 2000 was $120.9 million, or $3.74 per share. This was a 13% increase over the $107.3 million, or $3.26 per share, reported for 1999. On a diluted basis, earnings per share were $3.70, a 15% increase over the $3.21 reported for 1999. The Corporation's 1999 results included a one-time, pre-tax charge to earnings primarily for the outsourcing of certain back office data processing functions. New business and record income levels from the Corporation's fee businesses propelled earnings growth for the year. These contributed 47% of total revenues in 2000, compared with 45% during 1999.

Statement of condition Total banking assets at December 31, 2000, were $7.3 billion, an increase of $119.7 million, or 2%, over the $7.2 billion at December 31, 1999. Virtually all of this increase was due to growth in the level of loans outstanding as the loan portfolio increased $368.3 million, or 8%, to $5.2 billion. Contributing to this increase was a $168.3 million, or 15%, increase in consumer loans, a $101.3 million, or 7%, increase in commercial loans, a $71.1 million, or 8%, increase in commercial mortgage loans, and a $69.0 million, or 23%, increase in real estate construction loans. These increases were offset in part by a $42.3 million, or 4%, decrease in residential mortgage loans. Approximately 60% of this 2000 loan growth was realized outside of the Corporation's Delaware market, with one-third originating in the southeastern Pennsylvania market.

The investment securities portfolio at December 31, 2000, was $1.46 billion, a decrease of $256.7 million, or 15%, from the $1.72 billion at the corresponding date in 1999. The available-for-sale portfolio decreased $246.2 million, or 15%, as low-yielding, fixed-rate securities matured or were sold in the latter portion of the year and were not replaced to reduce leverage in the Corporation's balance sheet. Contributing to this decrease were maturities of U.S. Treasury and government agency securities, which decreased $118.9 million, or 12%, to $878.9 million, and asset-backed securities, which decreased $57.7 million, or 16%, to $293.1 million.

Goodwill increased $24.0 million, or 16%, to $172.0 million, as the Corporation increased its ownership in its affiliate asset managers.

Total liabilities at December 31, 2000, were $6.73 billion, an increase of $26.0 million, or 0.4%, over the prior year-end amount. Interest-bearing liabilities at December 31, 2000, were $5.65 billion, an increase of $11.9 million, or 0.2%, over their prior year-end amount. Noninterest-bearing demand account balances at year-end 2000 were $955.7 million, down $39.0 million, or 4%, from the prior year-end. Interest-bearing deposit account balances at year-end 2000 were $4.3 billion, down $44.5 million, or 1%. Short-term borrowings increased $56.3 million, or 5%, to $1.15 billion, offsetting the declines in core deposit balances. Overnight federal fund balances increased $171.9 million, or 542%, to $203.6 million, further offsetting declines in core deposit and other short-term borrowing balance categories.

Stockholders' equity at December 31, 2000, was $591.9 million, up $93.7 million, or 19%, more than the $498.2 million at December 31, 1999. Earnings of $120.9 million, a $30.4 million improvement in unrealized gains within the available-for-sale investment portfolio, and $8.5 million of stock issued under employment benefit plans were offset, in part, by $57.2 million of cash dividends and $8.9 million of treasury stock acquisitions.

Net interest income The Corporation's net interest income (FTE) for 2000 increased $8.6 million, or 3%, to $262.5 million from $253.8 million in 1999. This resulted from a $67.7 million increase in interest revenues and a $59.1 million increase in interest expense. The increase in interest revenues was partially the result of a $493.3 million increase in the average level of earning assets. The earning asset increase contributed $43.0 million of the $67.7 million interest revenue increase, with the remaining $24.7 million resulting from the higher rate environment. The average rate earned on the Corporation's assets for 2000 was 8.03%, a 41-basis-point increase over the 7.62% earned for 1999.

Interest expense for 2000 increased $59.1 million, or 23%, to $275.3 million from $216.3 million for 1999. Interest expense increased $29.4 million as the result of a $479.0 million increase in the average level of interest-bearing liabilities. Interest expense increased an additional $29.6 million as a result of the higher interest rate environment. The average interest rate paid on the Corporation's liabilities during 2000 was 4.11%, a 60-basis-point increase over the 3.51% paid during 1999. The Corporation's net interest margin for 2000 was 3.92%, down 19 basis points from the 4.11% reported for 1999.

Asset quality The provision for loan losses for 2000 was $21.9 million. This was $4.4 million, or 25%, higher than the $17.5 million provision for 1999. The reserve for loan losses at December 31, 2000, was $76.7 million, or 1.48% of loans outstanding. This compares with corresponding levels of $76.9 million and 1.60% of loans outstanding reported at year-end 1999.

Loans past due 90 days or more, nonaccrual loans, and restructured loans at December 31, 2000, totaled $53.7 million. This was a $7.9 million, or 17%, increase over the corresponding level of $45.8 million reported at December 31, 1999. Nonaccrual loans at year-end 2000 were $40.2 million, including $2.6 million in loans that were also classified as restructured. This was $11.0 million, or 38%, above the $29.2 million reported at year-end 1999. At December 31, 2000, $2.6 million of loans were classified as restructured, compared with $55,000 at the previous year-end. The OREO portfolio at December 31, 2000, totaled $717,000, an increase of $141,000, or 24%, over the $576,000 reported at year-end 1999. Approximately $1.9 million of properties securing nonperforming loans were added to this portfolio during 2000, while $1.8 million were removed through chargeoffs and sales. Chargeoffs in this portfolio during 2000 were $20,000. The remainder was liquidated through sales, which resulted in net gains of $287,000. Expenses incurred to carry this portfolio during 2000 were $133,000. These amounts compare with chargeoffs of $727,000, net gains on dispositions of $886,000, and portfolio expenses of $156,000 during 1999.

Noninterest revenues and operating expenses Revenues from noninterest sources in 2000 increased $24.8 million, or 13%, to $216.2 million, above the $191.5 million reported for 1999. Net total advisory fees increased $16.6 million, or 11%, to $165.0 million. All three components of this revenue source – private client advisory fees, corporate financial services fees, and affiliate asset manager fees – contributed to this increase.

Private client advisory fees were $99.7 million, or $5.9 million and 6%, above the $93.9 million reported for 1999. Record levels of new business activity, up 23% to $12.8 million, were offset, in part, by lower fees resulting from the market value of assets under management. The S&P 500 and the Nasdaq Composite indices declined 9% and 39%, respectively, during 2000.

Corporate financial services fees were $51.5 million, $6.8 million, or 15%, above the $44.6 million reported for 1999. All three components of this business – capital markets trust services, nexus and holding company services, and employee benefit services – posted double-digit increases for the year.

Affiliate asset manager fees, before amortization expense, were $21.3 million, and $5.2 million, or 32%, above the $16.1 million reported for 1999. The Corporation's affiliations with Cramer Rosenthal McGlynn and Roxbury Capital Management contributed to this increase. Assets under management of these two affiliates increased to $17.3 billion at September 30, 2000, before declining to $14.7 billion at year-end 2000.

Service charges on deposit accounts in 2000 were $25.3 million, an increase of $1.5 million, or 6%, over the $23.8 million reported for 1999. This was due primarily to higher levels of fees for automated teller machines, returned items and overdrafts, service charges on regular checking accounts, and other related checking account fees.

Card fees were $10.0 million, an increase of $661,000, or 7%, above the $9.4 million reported for 1999, due to higher merchant discount and interchange fees.

Other operating income increased $7.6 million, or 88%, to $16.2 million, as gains of $7.2 million were recorded on the sale of certain of the Corporation's Pennsylvania and Maryland branches as part of its branch reconfiguration strategy. Increased loan fees of $838,000, or 17%, to $5.8 million also contributed to this increase.

Securities losses of $416,000 were recognized in 2000, compared with $1.2 million in gains for 1999, as the Corporation sold selective fixed-rate, low-yielding investments during 2000.

Operating expenses for 2000 increased $6.5 million, or 3%, to $264.7 million. Personnel expenses increased $15.7 million, or 11%, to $162.9 million. These increased costs were to staff the Corporation's new locations and higher levels of bonuses and incentives. This amount included $6.4 million of increased profit-sharing bonus expense.

Net occupancy and furniture and equipment expenses during 2000 increased $1.8 million, or 5%, due, in part, to higher depreciation and maintenance expense on electronic data processing equipment and rent expense on new office locations.

Advertising and contributions expense decreased $846,000, or 9%, to $8.5 million, as lower levels of advertising and marketing research offset higher levels of charitable giving.

Servicing and consulting expense increased $872,000, or 12%, to $8.2 million, as the Corporation engaged a third-party vendor to outsource its trust statement processing.

The 1999 results included a $13.4 million one-time, pre-tax charge, primarily for outsourcing those and certain other back-office data processing functions.

Other operating expense of $46.3 million was an increase of $2.3 million, or 5%, over the $44.0 million for 1999. This increase was attributable to higher originating and processing fees associated with the Corporation's outsourcing of its item processing.

The provision for income taxes for 2000 increased $9.5 million, or 17%, to $63.8 million. Higher pre-tax income was primarily responsible for this increase. The Corporation's effective tax rate for 2000 was 34.5%, compared with 33.6% for 1999.

Accounting pronouncements
In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133 " in June 1999 and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" in June 2000, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. The Statement requires the Corporation to recognize all derivatives on its balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be recognized in earnings immediately. SFAS No. 133, as amended, was effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The adoption of Statement No. 133 on January 1, 2001, resulted in the cumulative effect of the accounting change of $1.1 million after-tax being recognized as income in the Consolidated Statements of Income.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Statement supersedes and replaces the guidance in SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, although it carries over most of SFAS No. 125's provisions without reconsideration. This Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, and recognition and reclassification of collateral and disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. This Statement is to be applied prospectively with certain exceptions. Other than those exceptions, earlier or retroactive application of its accounting provisions is not permitted. The adoption of this Statement did not have an impact on the Corporation's earnings, financial condition, or equity.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations." This Statement addresses financial accounting and reporting for business combinations and supersedes Accounting Principles Board (APB) Opinion No. 16, "Business Combinations," and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." All business combinations within the scope of this Statement are to be accounted for using the purchase method, thereby eliminating use of the pooling-of-interests method. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. This Statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of this Statement did not have an impact on the Corporation's earnings, financial condition, or equity.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of this Statement are required to be applied starting with fiscal years beginning after December 15, 2001, except that goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the nonamortization and amortization provisions of the Statement. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. This Statement is required to be applied at the beginning of an entity's fiscal year and to all goodwill and other intangible assets recognized in financial statements at that date. Beginning January 1, 2002, annual amortization expense will be reduced by approximately $8.8 million, resulting in increased after-tax income of $5.8 million. Other than the cessation of amortization, the Corporation does not anticipate an impact on earnings, financial condition, or equity upon adoption. As of December 31, 2001, the Corporation has tested its goodwill related to affiliate asset managers and found none to be impaired.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or normal operation of a long-lived asset, except for certain obligations of lessees. The Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This Statement amends SFAS No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies," and it applies to all entities. It is effective for financial statements issued for fiscal years beginning after June 15, 2002. Earlier application is encouraged. The Corporation does not expect the adoption of this Statement to have an impact on its earnings, financial condition, or equity.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." However, this Statement retains the fundamental provisions of SFAS No. 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. This Statement supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." However, this Statement retains the requirement of APB Opinion No. 30 to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of (by sale, by abandonment, or in distribution to owners) or is classified as held for sale. This Statement also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a temporarily controlled subsidiary. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with earlier application encouraged. The provisions of this Statement generally are to be applied prospectively. The Corporation does not expect the adoption of this Statement to have an impact on its earnings, financial condition, or equity.

CONSOLIDATED ELEVEN-YEAR SUMMARY OF SELECTED FINANCIAL DATA

(in thousands, except per share amounts)	2001	2000	1999
Consolidated Average Statements of Condition			
Assets:			
Cash and due from banks	$ 215,790	$ 194,720	$ 198,002
Short-term investments	28,654	29,530	31,521
Investment securities	1,341,869	1,567,010	1,594,354
Loans	5,235,297	5,053,079	4,530,423
Reserve for loan losses	(77,795)	(75,292)	(73,295)
Net loans	5,157,502	4,977,787	4,457,128
Other	485,419	439,673	408,060
Total	$7,229,234	$7,208,720	$6,689,065
Liabilities and stockholders' equity:			
Demand deposits (noninterest-bearing)	$ 927,947	$ 889,686	$ 856,171
Deposits (interest-bearing)	4,335,220	4,381,365	3,910,205
Short-term borrowings	1,027,647	1,145,950	1,138,113
Other	131,360	92,248	84,984
Long-term debt	166,274	168,000	168,000
Total	6,588,448	6,677,249	6,157,473
Stockholders' equity	640,786	531,471	531,592
Total	$7,229,234	$7,208,720	$6,689,065
Consolidated Statements of Income			
Net interest income	$ 258,813	$ 255,139	$ 245,913
Total advisory fees net of amortization of goodwill	176,541	165,034	148,413
Other noninterest revenues	49,940	51,592	41,796
Securities gains/(losses)	1,522	(416)	1,244
Total noninterest income	228,003	216,210	191,453
Net interest and other income	486,816	471,349	437,366
Provision for loan losses	(19,350)	(21,900)	(17,500)
Salaries and employment benefits	166,794	162,939	147,219
Other operating expenses*	110,123	101,743	110,985
Total other expense	276,917	264,682	258,204
Income before income taxes and cumulative effect of change in accounting principle	190,549	184,767	161,662
Applicable income taxes	66,509	63,828	54,365
Income before cumulative effect of change in accounting principle	124,040	120,939	107,297
Cumulative effect of change in accounting principle (net of income taxes of $584 in 2001 and income tax benefit of $8,296 in 1992)	1,130	–	–
Net income*	$ 125,170	$ 120,939	$ 107,297
Net income per share – diluted:			
Income before cumulative effect of change in accounting principle	$ 3.77	$ 3.70	$ 3.21
Cumulative effect of change in accounting principle	0.03	–	–
Net income per share – diluted	$ 3.80	$ 3.70	$ 3.21
Percentage change from prior year	3%	15%	(4)%
Selected Financial Ratios and Statistics			
Net income as a percentage of:			
Average stockholders' equity	19.53%	22.76%	20.18%
Average total assets	1.73	1.68	1.60
Loan quality:			
Percentage of average total loans:			
Net charge-offs	0.30%	0.44%	0.28%
Nonaccruing loans	0.73	0.79	0.64
Percentage of total loans:			
Reserve for loan losses**	1.47	1.48	1.60
Selected per share data:			
Dividends paid	$ 1.69	$ 1.77	$ 1.65
Book value**	20.57	18.27	15.40
Stock price**	65.51	62.06	48.25
Staff members (full-time equivalents)**	2,316	2,299	2,434
Stockholders**	8,841	9,189	9,617
Net income per staff member1	$ 53,046	$ 52,605	$ 44,083
Efficiency ratio1,2	56.12%	55.30%	54.98%
Capital generation rate1,3	10.95%	12.80%	9.69%
Risk-based capital ratio**	11.16%	10.80%	10.67%
Price/earnings multiple**	15.49	16.59	14.80

* 1999 results included a $13.4 million one-time write-off.

** At year-end.

1 Based upon income before the cumulative effect of change in accounting principle or one-time write-off.

2 Total other expenses as a percentage of net interest and other income on a tax-equivalent basis.

3 Net income less dividends paid as a percentage of prior year-end stockholders' equity.

								Compound growth rates	
1998	1997	1996	1995	1994	1993	1992	1991	1991 to 2001	1996 to 2001
$ 188,183	$ 190,243	$ 187,473	$ 194,224	$ 202,777	$ 194,808	$ 180,747	$ 167,438	2.57%	2.85
31,081	22,369	26,459	17,522	26,425	21,248	72,787	73,258	(8.96)	1.61
1,609,595	1,386,299	1,343,007	1,184,002	1,060,015	946,052	803,936	901,273	4.06	(0.02)
4,156,398	3,921,493	3,602,430	3,390,782	3,114,384	2,949,909	2,979,576	2,932,963	5.97	7.76
(66,178)	(56,747)	(50,768)	(47,895)	(50,258)	(48,619)	(45,615)	(43,724)	5.93	8.91
4,090,220	3,864,746	3,551,662	3,342,887	3,064,126	2,901,290	2,933,961	2,889,239	5.97	7.75
333,360	216,330	198,762	194,231	168,702	158,414	144,364	126,486	14.40	19.55
$6,252,439	$5,679,987	$5,307,363	$4,932,866	$4,522,045	$4,221,812	$4,135,795	$4,157,694	5.69	6.38
$ 747,791	$ 678,683	$ 633,066	$ 580,928	$ 559,574	$ 500,396	$ 443,205	$ 393,260	8.96	7.95
3,679,538	3,191,703	2,890,944	2,583,995	2,704,736	2,718,885	2,778,768	2,858,595	4.25	8.44
1,076,522	1,188,214	1,195,762	1,239,416	775,302	545,012	479,577	499,083	7.49	(2.98)
95,969	99,573	101,764	86,703	73,786	65,737	67,101	61,705	7.85	5.24
125,877	43,000	30,910	6,981	–	–	–	–	–	40.01
5,725,697	5,201,173	4,852,446	4,498,023	4,113,398	3,830,030	3,768,651	3,812,643	5.62	6.31
526,742	478,814	454,917	434,843	408,647	391,782	367,144	345,051	6.39	7.09
$6,252,439	$5,679,987	$5,307,363	$4,932,866	$4,522,045	$4,221,812	$4,135,795	$4,157,694	5.69	6.38
$ 237,697	$ 230,016	$ 214,221	$ 197,364	$ 184,330	$ 174,847	$ 165,214	$ 152,891	5.40	3.85
128,801	114,501	98,247	87,982	82,542	78,313	77,002	72,605	9.31	12.47
48,430	43,014	38,802	37,391	32,696	35,086	31,006	29,132	5.47	5.05
6,686	27	1,188	2,267	(2,157)	268	2,259	574	10.24	5.08
183,917	157,542	138,237	127,640	113,081	113,667	110,267	102,311	8.34	10.53
421,614	387,558	352,458	325,004	297,411	288,514	275,481	255,202	6.67	6.67
(20,000)	(21,500)	(16,000)	(12,280)	(4,550)	(9,500)	(13,000)	(15,702)	2.37	4.41
137,917	129,816	119,574	110,670	101,813	95,849	90,419	85,204	6.95	6.88
92,149	77,855	72,765	70,334	70,214	65,937	63,362	58,380	6.55	8.64
230,066	207,671	192,339	181,004	172,027	161,786	153,781	143,584	6.79	7.56
171,548	158,387	144,119	131,720	120,834	117,228	108,700	95,916	7.08	5.69
57,223	52,343	46,841	41,689	35,665	34,467	29,938	23,155	11.04	7.10
114,325	106,044	97,278	90,031	85,169	82,761	78,762	72,761	5.48	4.98
–	–	–	–	–	–	(14,748)	–	–	–
$ 114,325	$ 106,044	$ 97,278	$ 90,031	$ 85,169	$ 82,761	$ 64,014	$ 72,761	5.57	5.17
$ 3.34	$ 3.08	$ 2.79	$ 2.53	$ 2.35	$ 2.21	$ 2.06	$ 1.89	7.15	6.21
–	–	–	–	–	–	(0.38)	–	–	–
$ 3.34	$ 3.08	$ 2.79	$ 2.53	$ 2.35	$ 2.21	$ 1.68	$ 1.89	7.23	6.37
8%	10%	10%	8%	6%	32%	(11)%	6%		
21.70%	22.15%	21.38%	20.70%	20.84%	21.12%	20.62%	21.09%		
1.83	1.87	1.83	1.83	1.88	1.96	1.90	1.75		
0.29%	0.31%	0.32%	0.33%	0.23%	0.28%	0.37%	0.45%		
0.74	0.73	1.13	0.99	0.93	0.75	1.00	1.84		
1.66	1.60	1.44	1.42	1.48	1.69	1.56	1.48		
$ 1.53	$ 1.41	$ 1.29	$ 1.17	$ 1.06	$ 0.975	$ 0.88	$ 0.80		
16.39	15.02	13.71	13.09	11.80	10.87	10.12	9.79		
61.63	62.38	39.50	30.88	22.75	26.25	26.50	29.00		
2,442	2,428	2,418	2,332	2,303	2,254	2,188	2,213		
9,868	10,164	10,241	9,000	9,097	8,880	8,261	7,477		
$ 46,816	$ 43,675	$ 40,231	$ 38,607	$ 36,982	$ 36,717	$ 35,997	$ 32,879		
53.51%	52.32%	53.04%	53.86%	55.86%	53.97%	53.47%	52.71%		
12.54%	12.59%	11.51%	11.68%	11.88%	12.35%	12.18%	13.43%		
12.47%	12.38%	12.01%	12.06%	12.51%	12.36%	12.36%	12.13%		
18.07	19.80	13.96	12.06	9.60	11.72	15.59	15.10		

CONSOLIDATED QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

A summary of the unaudited quarterly results of operations for the years ended December 31 is as follows:

(in thousands, except per share amounts)	2001				2000			
	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
Interest income	$101,003	$115,196	$121,634	$127,765	$ 136,651	$ 135,203	$ 132,582	$ 126,018
Interest expense	35,273	49,320	56,628	65,564	72,443	72,587	67,957	62,328
Net interest income	65,730	65,876	65,006	62,201	64,208	62,616	64,625	63,690
Provision for loan losses	(4,600)	(5,300)	(4,700)	(5,250)	(5,000)	(6,400)	(5,000)	(5,500)
Net interest income after provision for loan losses	61,130	60,576	60,306	56,951	59,208	56,216	59,625	58,190
Other income	59,872	55,838	54,805	55,966	56,039	58,823	51,037	50,727
Securities gains/(losses)	738	2	71	711	1,360	(3,436)	185	1,475
Net interest and other income	121,740	116,416	115,182	113,628	116,607	111,603	110,847	110,392
Other expense	71,861	68,858	68,134	68,064	70,565	64,527	65,027	64,563
Income before income taxes and cumulative effect of change in accounting principle	49,879	47,558	47,048	45,564	46,042	47,076	45,820	45,829
Applicable income taxes	18,141	16,305	16,066	15,497	17,237	15,986	15,377	15,228
Net income before cumulative effect of change in accounting principle	$ 31,738	$ 31,253	$ 30,982	$ 30,067	$ 28,805	$ 31,090	$ 30,443	$ 30,601
Cumulative effect of change in accounting principle (net of income taxes of $584)	–	–	–	1,130	–	–	–	–
Net income	$ 31,738	$ 31,253	$ 30,982	$ 31,197	**$ 28,805**	**$ 31,090**	**$ 30,443**	**$ 30,601**
Net income per share – basic before cumulative effect of change in accounting principle	$ 0.97	$ 0.96	$ 0.95	$ 0.93	$ 0.89	$ 0.96	$ 0.94	$ 0.95
Cumulative effect of change in accounting principle	–	–	–	0.03	–	–	–	–
Net income per share – basic	$ 0.97	$ 0.96	$ 0.95	$ 0.96	**$ 0.89**	**$ 0.96**	**$ 0.94**	**$ 0.95**
Net income per share – diluted before cumulative effect of change in accounting principle	$ 0.96	$ 0.95	$ 0.94	$ 0.93	$ 0.87	$ 0.95	$ 0.94	$ 0.94
Cumulative effect of change in accounting principle	–	–	–	0.03	–	–	–	–
Net income per share – diluted	$ 0.96	$ 0.95	$ 0.94	$ 0.96	**$ 0.87**	**$ 0.95**	**$ 0.94**	**$ 0.94**

CONSOLIDATED STATEMENTS OF CONDITION

For the year ended December 31 (in thousands, except per share amounts)	2001	2000
Assets		
Cash and due from banks	$ 210,104	$ 223,819
Federal funds sold and securities purchased under agreements to resell	104,999	50,175
Investment securities available for sale	1,264,848	1,440,065
Investment securities held to maturity (market value of $17,086 in 2001 and $20,984 in 2000)	16,452	20,738
Loans:		
Commercial, financial and agricultural	1,861,727	1,622,654
Real estate – construction	400,534	372,702
Mortgage – commercial	1,009,442	990,433
Mortgage – residential	865,305	925,938
Installment loans to individuals	1,351,825	1,277,291
Unearned income	(874)	(609)
Total loans net of unearned income	5,487,959	5,188,409
Reserve for loan losses	(80,784)	(76,739)
Net loans	5,407,175	5,111,670
Premises and equipment, net	140,224	130,910
Goodwill and other intangible assets, net of accumulated amortization of $25,383 in 2001 and $17,187 in 2000	208,373	172,015
Accrued interest receivable	40,358	49,200
Other assets	125,729	123,024
Total assets	$7,518,462	**$7,321,616**
Liabilities and Stockholders' Equity		
Deposits:		
Noninterest-bearing demand	$1,258,322	$ 955,651
Interest-bearing:		
Savings	356,182	350,213
Interest-bearing demand	1,410,280	1,413,173
Certificates under $100,000	900,059	927,500
Certificates $100,000 and over	1,665,942	1,639,479
Total deposits	5,590,785	5,286,016
Short-term borrowings:		
Federal funds purchased and securities sold under agreements to repurchase	828,261	1,099,445
U.S. Treasury demand	94,871	30,757
Line of credit	33,500	17,000
Total short-term borrowings	956,632	1,147,202
Accrued interest payable	34,540	51,655
Other liabilities	93,475	76,843
Long-term debt	160,500	168,000
Total liabilities	6,835,932	6,729,716
Stockholders' equity:		
Common stock: $1.00 par value, authorized 150,000,000 shares; issued 39,264,173 shares	39,264	39,264
Capital surplus	78,190	72,817
Retained earnings	817,017	753,373
Accumulated other comprehensive income	10,078	(4,429)
Total contributed capital and retained earnings	944,549	861,025
Less: Treasury stock; 6,563,956 shares in 2001 and 6,870,855 shares in 2000, at cost	(262,019)	(269,125)
Total stockholders' equity	682,530	591,900
Total liabilities and stockholders' equity	$7,518,462	**$7,321,616**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For the year ended December 31 (in thousands, except per share amounts)	2001	2000	1999
Interest Income			
Interest and fees on loans	$389,517	$ 430,233	$ 367,063
Interest and dividends on investment securities:			
Taxable interest	69,403	88,486	83,233
Tax-exempt interest	1,562	742	722
Dividends	7,313	9,183	9,592
Interest on federal funds sold and securities purchased under agreements to resell	998	1,810	1,566
Total interest income	468,793	530,454	462,176
Interest on deposits	152,042	192,200	147,494
Interest on short-term borrowings	46,999	72,054	57,708
Interest on long-term debt	10,954	11,061	11,061
Total interest expense	209,995	275,315	216,263
Net interest income	258,813	255,139	245,913
Provision for loan losses	(19,850)	(21,900)	(17,500)
Net interest income after provision for loan losses	238,963	233,239	228,413
Other Income			
Total advisory fees:			
Private client advisory services	106,074	99,732	93,853
Corporate financial services	58,407	51,470	44,642
Affiliate managers	20,555	21,319	16,101
Total advisory fees	185,036	172,521	154,596
Amortization of goodwill	(9,495)	(7,487)	(6,183)
Net total advisory fees after amortization of goodwill	175,541	165,034	148,413
Service charges on deposit accounts	27,240	25,344	23,817
Loan fees and late charges	7,691	5,812	4,974
Card fees	10,315	10,004	9,343
Other operating income	4,396	10,432	3,662
Securities gains/(losses)	1,552	(416)	1,244
Total other income	228,002	216,210	191,453
Net interest and other income	466,965	449,449	419,866
Other Expense			
Salaries and employment benefits	166,794	162,939	147,219
Net occupancy	16,546	15,741	15,440
Furniture and equipment	23,605	23,013	21,513
Advertising and contributions	8,932	8,542	9,388
Servicing and consulting fees	9,066	8,162	7,290
Abandonment of fixed assets and other related charges	—	—	13,401
Other operating expense	51,614	46,285	43,953
Total other expense	276,917	264,682	258,204
Net Income			
Income before income taxes and cumulative effect of change in accounting principle	190,049	184,767	161,662
Income tax expense	66,009	63,828	54,365
Net income before cumulative effect of change in accounting principle	$124,040	$ 120,939	$ 107,297
Cumulative effect of change in accounting principle (net of income taxes of $584)	1,130	—	—
Net income	**$125,170**	**$120,939**	**$107,297**
Net income per share – basic:			
Before cumulative effect of change in accounting principle	$ 3.81	$ 3.74	$ 3.26
Cumulative effect of change in accounting principle	0.03	—	—
Net income per share – basic	**$ 3.84**	**$ 3.74**	**$ 3.26**
Net income per share – diluted:			
Before cumulative effect of change in accounting principle	$ 3.77	$ 3.70	$ 3.21
Cumulative effect of change in accounting principle	0.03	—	—
Net income per share – diluted	**$ 3.80**	**$ 3.70**	**$ 3.21**
Weighted average shares outstanding:			
basic	32,573	32,305	32,913
diluted	32,971	32,680	33,383

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in thousands, except per share amounts)	Common stock	Capital surplus	Retained earnings	Accumulated other comprehensive income	Treasury stock	Total
1999						
Balance, January 1	$ 39,264	$ 67,047	$ 636,662	$ 5,928	$ (202,692)	$ 546,209
Comprehensive income:						
Net income	–	–	107,297	–	–	107,297
Other comprehensive income, net of tax						
Unrealized losses on securities, net of income taxes of ($22,459)	–	–	–	(39,928)	–	(39,928)
Reclassification adjustment for security gains included in net income, net of income taxes of ($448)	–	–	–	(796)	–	(796)
Net unrealized losses on securities	–	–	–	(40,724)	–	–
Total comprehensive income	–	–	–	–	–	66,573
Cash dividends paid – $1.65 per share	–	–	(54,361)	–	–	(54,361)
Common stock issued under employment benefit plans (404,751 shares issued)	–	3,702	–	–	10,999	14,701
Acquisition of treasury stock (1,381,077 shares acquired)	–	–	–	–	(74,891)	(74,891)
Balance, December 31	39,264	70,749	689,598	(34,796)	(266,584)	498,231
2000						
Comprehensive income:						
Net income	–	–	120,939	–	–	120,939
Other comprehensive income, net of tax						
Unrealized gains on securities, net of income taxes of $16,931	–	–	–	30,101	–	30,101
Reclassification adjustment for security losses included in net income, net of income taxes of $150	–	–	–	266	–	266
Net unrealized gains on securities	–	–	–	30,367	–	–
Total comprehensive income	–	–	–	–	–	151,306
Cash dividends paid – $1.77 per share	–	–	(57,164)	–	–	(57,164)
Common stock issued under employment benefit plans (227,929 shares issued)	–	1,949	–	–	6,395	8,344
Nonemployee stock option expense	–	119	–	–	–	119
Acquisition of treasury stock (187,386 shares acquired)	–	–	–	–	(8,936)	(8,936)
Balance, December 31	39,264	72,817	753,373	(4,429)	(269,125)	591,900
2001						
Comprehensive income:						
Net income	–	–	125,170	–	–	125,170
Other comprehensive income, net of tax						
Unrealized gains on securities, net of income taxes of $8,288	–	–	–	14,733	–	14,733
Reclassification adjustment for security gains included in net income, net of income taxes of ($548)	–	–	–	(974)	–	(974)
Net unrealized gains on securities	–	–	–	13,759	–	–
Net unrealized holding gains arising during the year on derivatives used for cash flow hedge, net of income taxes of $373	–	–	–	944	–	944
Reclassification adjustment for derivative gains included in net income, net of income taxes of ($81)	–	–	–	(196)	–	(196)
Total comprehensive income	–	–	–	–	–	139,677
Cash dividends paid – $1.89 per share	–	–	(61,526)	–	–	(61,526)
Common stock issued under employment benefit plans (364,307 shares issued)	–	5,254	–	–	10,602	15,856
Nonemployee stock option expense	–	119	–	–	–	119
Acquisition of treasury stock (57,408 shares acquired)	–	–	–	–	(3,496)	(3,496)
Balance, December 31	$39,264	$78,190	$817,017	$ 10,078	$(262,019)	$682,530

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31 (in thousands)	2001	2000	1999
Operating Activities			
Net income	$ 125,170	$ 120,939	$ 107,297
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	19,850	21,900	17,500
Provision for depreciation	18,496	17,615	16,467
Compensation expense – nonemployee stock options	119	119	–
Amortization of investment securities available for sale discounts and premiums	11,267	6,624	3,643
Amortization/(accretion) of investment securities held to maturity discounts and premiums	6	(12)	(56)
Deferred income taxes	(2,932)	(2,346)	(8,080)
Gross proceeds from sales of loans	88,852	111,346	76,743
Gains on sales of loans	(932)	(1,859)	(492)
Securities (gains)/losses	(1,522)	416	(1,244)
Decrease/(increase) in other assets	18,164	(54,650)	20,047
(Decrease)/increase in other liabilities	(6,884)	36,812	11,468
Net cash provided by operating activities	269,654	256,904	243,293
Investing Activities			
Proceeds from sales of investment securities available for sale	54,661	495,749	981,744
Proceeds from maturities of investment securities available for sale	463,517	241,092	273,839
Proceeds from maturities of investment securities held to maturity	4,200	10,656	43,755
Purchases of investment securities available for sale	(331,207)	(450,231)	(1,709,160)
Purchases of investment securities held to maturity	–	(150)	(1,000)
Investments in affiliates	(44,553)	(33,017)	(27,658)
Purchases of loans	(12,020)	(10,262)	(12,341)
Net increase in loans	(391,255)	(489,641)	(576,837)
Purchases of premises and equipment	(49,639)	(27,172)	(28,396)
Dispositions of premises and equipment	21,329	10,807	25,261
Net cash used for investing activities	(284,387)	(252,169)	(1,030,793)
Financing Activities			
Net increase/(decrease) in demand, savings and interest-bearing demand deposits	305,747	(66,930)	43,933
Net (decrease)/increase in certificates of deposit	(970)	(16,538)	788,788
Net (decrease)/increase in federal funds purchased and securities sold under agreements to repurchase	(271,184)	128,587	38,512
Net increase/(decrease) in U.S. Treasury demand	64,114	(64,243)	76,056
Maturity of long-term debt	(7,500)	–	–
Net increase/(decrease) in line of credit	16,500	(8,000)	25,000
Cash dividends	(61,526)	(57,164)	(54,361)
Proceeds from common stock issued under employment benefit plans, net of taxes	14,165	7,578	11,289
Payments for common stock acquired through buybacks	(3,496)	(8,936)	(74,891)
Net cash provided by/(used for) financing activities	55,842	(85,646)	854,326
Increase/(decrease) in cash and cash equivalents	41,109	(80,911)	66,826
Cash and cash equivalents at beginning of year	273,994	354,905	288,079
Cash and cash equivalents at end of year	**$ 315,103**	**$ 273,994**	**$ 354,905**
Supplemental Disclosure of Cash Flow Information			
Cash paid during the year for:			
Interest	$ 227,100	$ 279,672	$ 204,804
Taxes	62,822	68,043	63,869
Loans transferred during the year:			
To other real estate owned	$ 966	$ 1,935	$ 1,805
From other real estate owned	1,285	1,794	2,761

See notes to consolidated financial statements.

Note 1 Summary of significant accounting policies

Business Wilmington Trust Corporation (the Corporation) is a bank and thrift holding company organized under the General Corporation Law of Delaware. In December 2000 the Corporation became a financial holding company under the Bank Holding Company Act. It holds all of the outstanding capital stock of Wilmington Trust Company (WTC), a Delaware-chartered bank and trust company engaged in commercial and trust banking activities since 1903. WTC is the largest full-service bank in Delaware, with 45 branch offices and 11 principal operating subsidiaries through which it engages in various lines of business.

The Corporation also owns two other depository institutions, Wilmington Trust of Pennsylvania (WTPA), a Pennsylvania-chartered bank and trust company acquired in 1993, and Wilmington Trust FSB (WTFSB), a Federally chartered savings bank organized in 1994, a registered investment advisor, Rodney Square Management Corporation (RSMC), and an investment holding company, WT Investments, Inc. (WTI).

Through its subsidiaries, the Corporation engages in residential, commercial, and construction lending, deposit-taking, insurance, investment advisory, fiduciary, wealth management, and broker-dealer services.

The Corporation presently conducts activities through its subsidiaries in California, Delaware, Florida, Georgia, Maryland, Nevada, New Jersey, New York, Pennsylvania, London, the Cayman Islands, and the Channel Islands. The Corporation and its subsidiaries are subject to competition from other financial institutions. They are also subject to the regulations of certain federal and state regulatory agencies and undergo periodic examination by those authorities.

On January 2, 1998, WTI consummated a transaction with Cramer Rosenthal McGlynn, LLC, an investment advisory firm specializing in equity investments in small- to middle-capitalization stocks, with offices in New York City and White Plains, New York. As a result of this transaction, WTI acquired a 24% equity interest in the firm, with the ability to acquire additional ownership in the future. WTI increased its equity interest in the firm to 34% in 1999, and to 56.53% in 2000. Under the agreement, principal members and certain key employees of the LLC were granted options to purchase shares in the LLC. If all of these shares were exercised at December 31, 2001, WTI's equity interest would be reduced to 33.4%. Additionally, these same principal members and key employees, subject to certain restrictions, can exercise options to put their shares of the LLC to WTI, which would increase WTI's equity interest. Conversely, WTI, subject to certain restrictions, can exercise options to call shares held by principal members and key employees, which would increase WTI's equity interest. In the event of a change in control of WTI, the principal members and key employees can call all of the shares held by WTI and retain ownership. The investment is accounted for under the equity method of accounting and is recorded in the "goodwill and other intangible assets" and the "other assets" lines of the Corporation's Consolidated Statements of Condition. The financial results of Cramer Rosenthal McGlynn are not consolidated with those of the Corporation, in part because of the control the other owners of those entities retain over numerous important governance matters.

On July 31, 1998, WTI consummated a transaction with Roxbury Capital Management, LLC, an asset management firm headquartered in Santa Monica, California, performing investment management services relating to large-capitalization stocks for institutional and individual clients. As a result of this transaction, WTI acquired 100% of the preferred shares, which entitled it to a preferred profits interest equal to 30% of revenues in the firm. In 2000, WTI acquired

10.96% of the common shares and increased its ownership of the common shares to 40.25% in 2001. Under the agreement, principal members and certain key employees were granted options to purchase common shares in the LLC owned by WTI. If all of these options were exercised at December 31, 2001, WTI's common share interest would be reduced to 33.6%. Additionally, these same principal members and key employees can exercise options to put their common shares of the LLC to WTI, which would increase WTI's ownership. Conversely, WTI, subject to certain restrictions, can exercise options to call common shares held by principal members and key employees, which would increase WTI's ownership. The investment is accounted for under the equity method of accounting and is recorded in the "goodwill and other intangible assets" and the "other assets" lines of the Corporation's Consolidated Statements of Condition.

The excess of the carrying value over the underlying equity resulting from these transactions was $208 million and $171 million at December 31, 2001, and 2000, respectively.

On January 2, 2002, the Corporation completed its acquisition of a 100% equity interest and an 80% profits interest in Balentine & Company, LLC. Balentine, headquartered in Atlanta, Georgia, with offices in Nashville, Tennessee, oversees management for nearly $3.5 billion in assets for high net worth families, foundations, and endowments. The Corporation issued 141,489 shares of its common stock to shareholders of Balentine at the closing of this transaction, and will issue additional shares representing the balance of the purchase price in five annual installments from 2003 to 2007. The transaction will be accounted for under the purchase method of accounting and Balentine's 2002 operating results will be consolidated beginning with the Corporation's 2002 financial statements.

Basis of financial statement presentation The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include, after elimination of material intercompany balances and transactions, the accounts of the Corporation, WTC, WTPA, WTFSB, RSMC, WTI, and WTC's subsidiaries. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Estimates that are particularly susceptible to change in the near term relate to the determination of the reserve for loan losses and recognition of income from affiliates. Certain prior year amounts have been reclassified to conform to current year presentation.

Accounting pronouncements In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133" in June 1999 and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" in June 2000, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. The Statement requires the Corporation to recognize all derivatives on its balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be recognized in earnings immediately. SFAS No. 133, as amended, was effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The adoption of Statement No. 133 on January 1, 2001, resulted in the cumulative effect of the accounting change of $1.1 million after-tax being recognized as income in the Consolidated Statements of Income.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Statement supersedes and replaces the guidance in SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and

Extinguishments of Liabilities." It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, although it carries over most of SFAS No. 125's provisions without reconsideration. This Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, and recognition and reclassification of collateral and disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. This Statement is to be applied prospectively with certain exceptions. Other than those exceptions, earlier or retroactive application of its accounting provisions is not permitted. The adoption of this Statement did not have an impact on the Corporation's earnings, financial condition, or equity.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations." This Statement addresses financial accounting and reporting for business combinations and supersedes Accounting Principles Board Opinion No. 16, "Business Combinations," and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." All business combinations within the scope of this Statement are to be accounted for using the purchase method, thereby eliminating use of the pooling-of-interests method. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. This Statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of this Statement did not have an impact on the Corporation's earnings, financial condition, or equity.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of this Statement are required to be applied starting with fiscal years beginning after December 15, 2001, except that goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the nonamortization and amortization provisions of the Statement. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. This Statement is required to be applied at the beginning of an entity's fiscal year and to all goodwill and other intangible assets recognized in financial statements at that date. Beginning January 1, 2002, annual amortization expense will be reduced by approximately $8.8 million, resulting in increased after-tax income of $5.8 million. Other than the cessation of amortization, the Corporation does not anticipate an impact on earnings, financial condition, or equity upon adoption. As of December 31, 2001, the Corporation has tested its goodwill related to affiliate asset managers and found none to be impaired.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or normal operation of a long-lived asset, except for certain obligations of lessees. The Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This Statement amends SFAS No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies," and it applies to all entities. It is effective for financial statements issued for fiscal years beginning after June 15, 2002. Earlier application is encouraged. The Corporation does not expect the adoption of this Statement to have an impact on its earnings, financial condition, or equity.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." However, this Statement retains the fundamental provisions of SFAS No. 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. This Statement supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." However, this Statement retains the requirement of APB Opinion 30 to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of (by sale, by abandonment, or in distribution to owners) or is classified as held for sale. This Statement also amends Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a temporarily controlled subsidiary. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with earlier application encouraged. The provisions of this Statement generally are to be applied prospectively. The Corporation does not expect the adoption of this Statement to have an impact on its earnings, financial condition, or equity.

Cash flows The Corporation has defined cash and cash equivalents as those amounts included in the balance sheet captions "Cash and due from banks" and "Federal funds sold and securities purchased under agreements to resell."

Investment securities Debt securities that the Corporation has the intent and ability to hold until maturity are classified as "held to maturity" and are carried at historical cost, adjusted for any amortization of premium or accretion of discount. Marketable equity securities and debt securities that are not classified as held to maturity are classified as "available for sale" and are carried at fair value with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity.

Realized gains and losses and declines in value judged to be other than temporary are included in earnings. The specific identification method is utilized in determining the cost of a security that has been sold. Premiums and discounts are amortized and accreted, respectively, as an adjustment of the securities' yield using the interest method, adjusted for the effects of prepayments on the underlying assets.

Loans Loans are generally stated at their outstanding unpaid principal balance net of any deferred fees or costs on originated loans, and net of any unamortized premiums or discounts on purchased loans. Interest income is accrued and recognized as income based upon the principal amount outstanding. Loan origination and commitment fees net of certain direct origination costs are being deferred, and the net amounts are being amortized over the contractual life of the loans as adjustments of the yield utilizing the interest method. The accrual of interest income is discontinued when a reasonable doubt exists as to the collectibility of interest or principal. A loan is determined to be impaired when it is probable that a borrower will be unable to pay all amounts due according to the contractual terms of the loan agreement. Loans, including those determined impaired under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," are generally placed on nonaccrual status after they have become 90 days past due. For installment and revolving consumer loans, the accrual of interest income continues until the loan is charged off, which is generally 120 days past due for installment loans and 180 days past due for revolving consumer loans. A nonaccrual loan is not necessarily deemed to be uncollectible.

Reserve for loan losses The reserve for loan losses has been established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the reserve and subsequent recoveries, if any, are credited to the reserve.

It is the policy of the Corporation to maintain a reserve for loan losses which is management's best estimate of known and inherent estimated losses based on subjective judgments regarding the collectibility of loans within the reported portfolio. The reserve for loan losses is evaluated on a quarterly basis by personnel independent of the various lending functions. In evaluating the reserve, specific consideration is given to current micro- and macro-economic factors, historical net loss experience, current delinquency trends, and movement within the internally reported loan quality classifications among other matters. The methodology employed to determine the necessary level of reserve to maintain has been applied on a basis consistent with prior periods.

Reserve allocations for the commercial portfolios are maintained at various levels. Impairment reserve allocations typically are established for nonperforming commercial credits as identified for evaluation in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," and are based on the present value of anticipated cash flows discounted at the loan's effective interest rate at the date the loan is determined to be impaired or the fair value of the collateral for collateral-dependent loans. For collateral-dependent loans, management obtains appraisals for all significant properties. Specific reserve allocations are typically established for large problem or problem credits not considered to be impaired. Specific reserve allocations represent subjective estimates of probable losses and consider estimated collateral shortfalls. All commercial credits and letters of credit not subject to impairment or specific reserve allocations are allocated a general allowance based on their internal risk-rating classification. An eight-point risk-rating classification system is maintained. The definitions and allowance allocation percentages for all adverse classifications are consistent with current regulatory guidelines.

Reserve allocations for the retail portfolios are determined statistically. Specific allocations are established for identified problem credits which typically represent loans nearing the policy guidelines for chargeoff recognition. General allocations are established for the remaining retail portfolios by applying a ratio to the outstanding balances which considers the net loss experience recognized over an historical period for the respective product. Adjustments are made as information becomes known that adversely affects the perceived quality of an individual retail portfolio.

A portion of the reserve is not specifically allocated to the commercial or retail portfolios and represents probable or inherent losses caused by certain business conditions not accounted for otherwise. Typically, business conditions, including current economic/market conditions, portfolio complexity, payment performance, loan portfolio risk rating migration, the level of "serious doubt" loans, litigation impact and bankruptcy trends are the core of the unallocated reserve position.

The determination of the reserve is inherently subjective, as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans, that may be susceptible to significant change.

Premises and equipment Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed on the straight-line basis over the estimated useful life of the asset. Improvements are capitalized and depreciated over their useful lives. Gains or losses on dispositions of property and equipment are included in income as realized.

Goodwill and other intangible assets Goodwill represents the unamortized balance of the excess of the purchase price over the proportionate underlying fair value of net equity at the time of the Corporation's investments in its affiliate asset managers. In addition to periodic testing, a substantial and permanent loss of either customer accounts and/or assets under management would trigger testing for impairment. A discounted cash flow approach would be taken utilizing the risk-adjusted cost of capital as a discount rate.

Income taxes The Corporation accounts for income taxes using the liability method, under which deferred tax assets and liabilities are determined based upon the differences between financial statement carrying amounts and the tax basis of existing assets and liabilities. These temporary differences are measured at prevailing enacted tax rates that will be in effect when the differences are settled or realized.

The Corporation and its subsidiaries, except for Brandywine Life Insurance Company and Rodney Square Investors, L.P., a 50%-owned partnership, file a consolidated federal income tax return. Brandywine Life Insurance Company, Wilmington Trust (Cayman), Ltd., Wilmington Trust (Channel Islands), Ltd., and Rodney Square Investors, L.P., file separate returns. Wilmington Trust (Cayman), Ltd., and Wilmington Trust (Channel Islands), Ltd., are foreign companies and are not subject to United States federal income taxes.

Trust and asset management fees Trust income is recognized on an accrual basis, except for certain amounts that are recorded when billed. Recording income when billed does not have a material effect on net income.

Per-share data Basic net income per share is based on the weighted average number of shares outstanding during each year. Diluted net income per share is similar to basic net income per share, but includes the dilutive effect of shares issuable under stock option plans.

Comprehensive income SFAS No. 130, "Reporting Comprehensive Income," establishes rules for the reporting and display of comprehensive income and its components. The statement requires, among other things, unrealized gains or losses on the Corporation's available-for-sale securities to be included in comprehensive income.

Derivative interest rate contracts The Corporation enters into interest rate swap and interest rate floor contracts in managing interest rate risk to reduce the impact of fluctuations in interest rates of identifiable asset categories, principally floating-rate commercial loans and commercial mortgage loans.

Swaps are contracts to exchange, at specified intervals, the difference between fixed- and floating-rate interest amounts computed on contractual notional principal amounts. The Corporation has entered into swaps in which it pays a fixed rate and it receives a floating rate. The net interest differential associated with the swaps is reported in "Interest and Fees on Loans" in the Consolidated Statements of Income. The net gains or losses resulting from the changes in fair value of the swaps are recorded to "Other Operating Income" in the Consolidated Statements of Income.

Floors are contracts that generate interest payments to the Corporation based on the difference between the floating-rate index and a predetermined strike rate of the specific floor when the index is below the strike rate. When the index is equal to or above the strike rate, no payments are made or received by the Corporation. The Corporation enters into these contracts to hedge against the impact of adverse market interest rate changes on the cash flows of floating-rate commercial loans. Hedge effectiveness is assessed by comparing the changes in intrinsic value of the interest rate floors with the changes in the variable interest rates for the commercial loans.

Changes in the fair value of the floors attributed to the change in "time value" are excluded in assessing the hedge's effectiveness and are recorded to "Other Operating Income" in the Consolidated Statements of Income. Changes in the fair value that are determined to be ineffective are also recorded to "Other Operating Income" in the Consolidated Statements of Income. The effective portion of the change in fair value is recorded in "Other Comprehensive Income" in the Consolidated Statements of Condition.

The Corporation does not hold or issue derivative financial instruments for trading purposes.

Other operating income for the period ended December 31, 2001, includes net gains of $596,048 resulting from the change in fair value of the floors that was excluded in assessing hedge effectiveness. Net gains or losses resulting from the cash flow hedges' ineffectiveness were immaterial. The amounts recorded to "Other Comprehensive Income" are subsequently reclassified to "Interest and Fees on Loans" in the Consolidated Statements of Income as a yield adjustment in the same period in which the hedged forecasted transaction affects earnings. On April 17, 2001, the Corporation sold all of its floors at a gain of $32,682. For the twelve months ended December 31, 2001, $217,143 of gains in "Accumulated Other Comprehensive Income" were reclassified to earnings. During the 12 months ending December 31, 2002, $298,812 of gains in "Accumulated Other Comprehensive Income" are expected to be reclassified to earnings.

Other real estate owned Other real estate owned (OREO), which is reported as a component of other assets in the Consolidated Statements of Condition, consists of assets that have been acquired through foreclosure or acceptance of a deed in lieu of foreclosure and loans for which the Corporation has taken possession of the collateral. These assets are recorded on the books of the Corporation at the lower of their cost or estimated fair value less cost to sell, adjusted periodically based upon current appraisals.

Note 2 *Restrictions on cash and due from banks*

The Federal Reserve Board requires banks to maintain cash reserves against certain categories of average deposit liabilities. Such reserves averaged $12,017,244 and $4,723,074 during the years ended December 31, 2001, and December 31, 2000, respectively.

Note 3 ***Investment securities***

The amortized cost and estimated market value of securities are as follows:

Balance, December 31, 2001 (in thousands)	Amortized Cost Debt	Amortized Cost Equity	Gross unrealized gains	Gross unrealized losses	Estimated market value Debt	Estimated market value Equity
Investment securities available for sale:						
U.S. Treasury and government agencies	$ 744,798	$ –	$14,596	$ (12)	$ 759,382	$ –
Obligations of state and political subdivisions	12,385	–	585	–	12,970	–
Other securities:						
Preferred stock	–	87,654	–	(3,263)	–	84,391
Asset-backed securities	259,936	–	6,324	–	266,260	–
Other debt securities	100,950	–	1,149	(4,968)	97,131	–
Other marketable equity securities	–	44,547	167	–	–	44,714
Total	$1,118,069	$132,201	$22,821	$ (8,243)	$1,135,743	$129,105
Investment securities held to maturity:						
U.S. Treasury and government agencies	$10,593	$ –	$ 363	$ –	$ 10,956	$ –
Obligations of state and political subdivisions	4,921	–	271	–	5,192	–
Other securities:						
Asset-backed securities	938	–	–	–	938	–
Other debt securities	–	–	–	–	–	–
Total	$ 16,452	$ –	$ 634	$ –	$ 17,086	$ –

Balance, December 31, 2000 (in thousands)	Amortized Cost Debt	Amortized Cost Equity	Gross unrealized gains	Gross unrealized losses	Estimated market value Debt	Estimated market value Equity
Investment securities available for sale:						
U.S. Treasury and government agencies	$ 878,267	$ –	$ 4,646	$ (3,981)	$ 878,932	$ –
Obligations of state and political subdivisions	11,443	–	333	–	11,776	–
Other securities:						
Preferred stock	–	106,727	–	(6,264)	–	100,463
Asset-backed securities	293,345	–	697	(893)	293,149	–
Other debt securities	116,475	–	501	(2,197)	114,779	–
Other marketable equity securities	–	40,728	238	–	–	40,966
Total	$1,299,530	$147,455	$ 6,415	$(13,335)	$1,298,636	$141,429
Investment securities held to maturity:						
U.S. Treasury and government agencies	$ 11,003	$ –	$ –	$ (22)	$ 10,981	$ –
Obligations of state and political subdivisions	6,640	–	273	–	6,913	–
Other securities:						
Asset-backed securities	2,195	–	–	(5)	2,190	–
Other debt securities	900	–	–	–	900	–
Total	$ 20,738	$ –	$ 273	$ (27)	$ 20,984	$ –

The amortized cost and estimated market value of debt securities at December 31, 2001 by contractual maturity are shown below (in thousands). Expected maturities will differ from contractual maturities because the issuers may have the right to call or prepay obligations without penalties.

	Debt securities available for sale		Debt securities held to maturity	
	Amortized cost	Market value	Amortized cost	Market value
Due in one year or less	$ 254,987	$ 256,476	$10,000	$10,359
Due after one year through five years	303,287	313,388	822	842
Due after five years through ten years	129,226	132,963	3,593	3,838
Due after ten years	430,569	432,916	2,037	2,047
	$1,118,069	$1,135,743	$16,452	$17,086

Proceeds from the sales of investment securities available for sale during 2001, 2000, and 1999 were $54,660,516, $495,749,632, and $981,744,446, respectively. Gross gains of $1,501,958, $3,328,419, and $1,252,594 in 2001, 2000, and 1999, respectively, were realized on those sales, with offsetting losses of $4,067,760 and $8,192 in 2000 and 1999, respectively. There were no offsetting losses in 2001. Gross gains of $19,602 and $323,212 in 2001 and 2000, respectively, were realized on called securities with no offsetting losses. No gains were realized in 1999 on called securities. Securities with an aggregate book value of $969,221,716 at December 31, 2001 were pledged to secure deposits and other commitments.

The Corporation's preferred stock portfolio consists of cumulative and noncumulative preferred stocks.

At December 31, 2001, the Corporation's asset-backed securities portfolio consisted primarily of collateralized mortgage obligations. The portfolio has an approximate average life of 2.39 years. The portfolio's aggregate average yield-to-maturity was 6.09%.

Note 4 *Concentrations of loans*

The Corporation's lending activity primarily is focused within Delaware, Pennsylvania, Maryland, and Florida. The Corporation makes no foreign loans. At December 31, 2001, approximately 7% of the Corporation's total loan portfolio consisted of real estate construction loans, while approximately 34% represented commercial loans, 18% represented commercial mortgage loans, which were secured by income-producing properties, and approximately 16% and 25%, respectively, represented residential mortgage loans and installment loans to individuals. These ratios are consistent with the corresponding ratios reported at December 31, 2000.

In addition to these loans outstanding, at December 31, 2001 and 2000, unfunded commitments to lend in the real estate sector were approximately $785,634,000 and $499,934,000, respectively. The Corporation generally requires collateral on all real estate exposure and a loan-to-value ratio of no greater than 80% when underwritten.

Note 5 *Reserve for loan losses*

The following is an analysis of the reserve for loan losses:

(in thousands)	2001	2000	1999
Balance, January 1	$76,739	$76,925	$71,906
Charge-offs	(19,335)	(26,383)	(16,500)
Recoveries	3,530	4,297	4,019
Net charge-offs	(15,805)	(22,086)	(12,481)
Provision charged to operations	19,850	21,900	17,500
Balance, December 31	$80,784	$76,739	$76,925

Information with respect to loans that are considered to be impaired under SFAS No. 114 for the year ended December 31 is as follows:

(in thousands)	2001	2000	1999
Average recorded investment in impaired loans	$34,178	$ 42,290	$ 52,403
Recorded investment in impaired loans at year-end subject to a reserve for loan losses (2001 reserve – $6,297; 2000 reserve – $10,066; 1999 reserve – $7,222)	$34,535	$ 36,213	$ 26,157
Recorded investment in impaired loans at year-end requiring no reserve for loan losses	316	303	8,043
Recorded investment in impaired loans at year-end	**$34,851**	**$36,516**	**$34,200**
Recorded investment in impaired loans at year-end classified as nonaccruing	$32,601	$ 36,484	$ 27,135
Interest income recognized	$ 1,961	$ 4,646	$ 3,245
Interest income recognized using the cash basis method of income recognition	1,842	4,618	2,555

The following is an analysis of interest on nonaccruing loans:

(in thousands)	2001	2000	1999
Nonaccruing loans at December 31	$38,016	$ 40,161	$ 29,184
Interest income which would have been recognized under original terms	$ 2,707	$ 5,754	$ 3,584
Interest accrued or received	2,021	4,743	2,644

Note 5 ***Premises and equipment***

A summary of premises and equipment at December 31 is as follows:

(in thousands)	2001	2000
Land	$ 9,406	$ 10,036
Buildings and improvements	123,326	113,003
Furniture and equipment	144,104	128,628
	276,836	251,667
Accumulated depreciation	(136,612)	(120,757)
Premises and equipment, net	**$ 140,224**	**$ 130,910**

During the fourth quarter of 1999, the Corporation announced plans to outsource its check processing and core accounting processing for personal and institutional trust accounts. The Corporation determined that these processing functions could be performed more cost-effectively by an external provider. In conjunction with the Corporation's commitment to outsource these functions, assets including imaging equipment and capitalized software with a carrying value of $11,181,342 were abandoned during 1999 in full.

In addition, the Corporation closed several retail branch locations during 1999. Accordingly, the Corporation evaluated the ongoing value of furniture and fixtures associated with those locations. Based on the evaluation performed, the Corporation determined that the related assets, including property, with a carrying value of $886,062 were impaired. A charge of $758,330 was recognized to reduce the related assets to their fair value based on available market prices.

In conjunction with the identified outsourcing plans and branch closures, additional expenses amounting to $1,461,419 were recognized in the fourth quarter of 1999. These expenses represented charges associated with automated teller machines and software reconfiguration.

Note 7 Short-term borrowings

Short-term borrowings include federal funds purchased, securities sold under agreements to repurchase, U.S. Treasury demand notes, and lines of credit.

Federal funds purchased and securities sold under agreements to repurchase generally mature within 365 days from the transaction date. The securities underlying the agreements are U.S. Treasury bills, notes, and bonds that are held at the Federal Reserve as collateral. U.S. Treasury demand notes are generally repaid within seven to 180 days from the transaction date.

At December 31, 2001, and 2000, the balance outstanding under a line of credit between the Corporation and an unaffiliated bank was $33,500,000 and $17,000,000, respectively. At December 31, 2001, and 2000, the line of credit provided for interest to be paid on outstanding balances at the London Interbank Offered Rate (LIBOR) plus .35%. During 2001, the credit agreement was amended increasing the line of credit from $35,000,000 to $50,000,000. The agreement requires the Corporation to maintain certain financial ratios pertaining to loan quality, limitations on debt, and risk-based capital. The Corporation was in compliance with all required covenants contained in the agreement at December 31, 2001 and 2000.

A summary of securities sold under agreements to repurchase at December 31 is as follows:

(in thousands)	2001	2000
Maximum amount outstanding at any month-end	$290,576	$242,686
Daily average amount outstanding during the period	235,600	207,669

Note 8 Long-term debt

WTC has obtained advances from the Federal Home Loan Bank of Pittsburgh to finance its operations facility, the Wilmington Trust Plaza. Monthly interest payments are due on the first of each month at a fixed interest rate, with the principal due on the maturity date. Any payment of the principal prior to the originally scheduled maturity date is subject to a prepayment fee. On October 9, 2001, a $7,500,000 advance with a 6.20% fixed interest rate and an original term of five years matured. Information with respect to the advances is as follows:

Principal amount (in thousands)	Term (years)	Fixed interest rate	Maturity date
$28,000	15	6.55%	October 4, 2010
7,500	10	6.41	November 6, 2006

On May 4, 1998, the Corporation issued $125,000,000 in unsecured subordinated notes due May 1, 2008. Semiannual interest payments are due on May 1 and November 1 of each year at a fixed interest rate of 6.625%. The notes are not redeemable prior to maturity and will not be subject to any sinking fund.

Under a shelf registration statement filed on March 31, 1998, with the Securities and Exchange Commission, the Corporation has registered but not issued debt securities, which may be either senior or subordinated, of $100,000,000 at December 31, 2001. The interest rate will be set at the time of issue.

Note 9 Contingent liabilities

The Corporation and its subsidiaries, in the ordinary course of business, are involved in various legal proceedings. While it is not feasible to predict the outcome of all pending suits and claims, management does not believe the ultimate resolution of any of these matters will have a material adverse effect on the Corporation's consolidated financial condition.

Note 10 Fair value of financial instruments

The following discloses the fair value of financial instruments held by the Corporation as of December 31, 2001, and 2000, whether or not recognized in the Consolidated Statements of Condition. In cases in which quoted market prices were not available, fair values were based upon estimates using present value or other valuation techniques. These techniques were significantly affected by the assumptions used, including the discount rate and estimates of cash flows. Consequently, these fair values cannot be substantiated by comparisons with independent markets and, in many cases, may not be realized upon the immediate sale of the instrument. Since generally accepted accounting principles do not require that certain financial instruments and all nonfinancial instruments be included in this presentation, the aggregated fair value amounts do not represent the underlying value of the Corporation.

Cash and short-term investments The carrying amounts reported for "Cash and due from banks," "Interest-bearing time deposits in other banks," and "Federal funds sold and securities purchased under agreements to resell" approximate the fair value of those assets.

Investment securities The fair values of investment securities are based upon quoted market prices when available. If quoted market prices are not available, fair values are based upon quoted market prices of comparable instruments.

Loans The fair values of fixed- and variable-rate loans that reprice within one year with no significant credit risk are based upon their carrying amounts. The fair values of all other loans are estimated using discounted cash flow analysis, which utilizes interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest receivable approximates its fair value. The fair value of outstanding letters of credit and loan commitments approximate the fees charged for providing such services.

Deposits and short-term borrowings The fair values for demand deposits are, by definition, equal to the amount payable on demand at the reporting date. The carrying amounts for variable-rate deposits approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using discounted cash flow analysis that utilizes interest rates currently being offered on certificates. The carrying amounts of federal funds purchased and securities sold under agreements to repurchase and other short-term borrowings approximate their fair values.

Long-term debt The fair value of long-term debt is based on the borrowing rate currently available to WTC for debt with similar terms and remaining maturities.

Derivative interest rate contracts The fair values of swaps and floors are based upon pricing models using current assumptions.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (see note 1), was adopted on January 1, 2001, and requires the Corporation to recognize all derivatives on its balance sheet at their fair value. Interest rate swap and floor contracts are recorded in the "Other Assets" and the "Other Liabilities" lines of the Corporation's Consolidated Statements of Condition. Prior to the adoption of SFAS No. 133, interest rate swap and floor contracts were classified as off-balance-sheet financial instruments.

Some of the Corporation's commercial loan customers minimize their interest rate risk by entering into swaps with the Corporation, in which they exchange the floating interest rate for a fixed rate on a particular loan. The Corporation in turn offsets this interest rate risk by entering into mirror swaps with a third party, in which it exchanges the loan customer's fixed interest payments for floating rate payments. The swaps listed in the following table represent those types of interest rate swaps. At December 31, 2001, the Corporation did not have any other interest rate swaps.

The carrying values and estimated fair values of the Corporation's financial assets, liabilities, and off-balance-sheet financial instruments as of December 31 are as follows:

(in thousands)	2001 Carrying value	2001 Fair value	2000 Carrying value	2000 Fair value
Financial assets:				
Cash and due from banks	$ 210,104	$ 210,104	$ 223,819	$ 223,819
Short-term investments	104,999	104,999	50,175	50,175
Investment securities	1,281,300	1,281,934	1,460,803	1,461,049
Loans, net of reserves	5,407,175	5,351,734	5,111,670	5,045,906
Interest rate swap contracts	1,339	1,339	–	–
Accrued interest receivable	40,558	40,558	49,200	49,200
Financial liabilities:				
Deposits	5,590,785	5,571,138	5,286,016	5,287,742
Short-term borrowings	956,632	956,632	1,147,202	1,147,202
Interest rate swap contracts	1,339	1,339	–	–
Accrued interest payable	34,540	34,540	51,655	51,655
Long-term debt	160,500	158,579	168,000	166,190

(in thousands)	2001 Contractual amount	2001 Fair value	2000 Contractual amount	2000 Fair value
Off-balance-sheet financial instruments:				
Unfunded commitments to extend credit	$ 2,658,374	$ 10,240	$2,151,443	$ 8,113
Standby and commercial letters of credit	246,484	3,697	144,005	2,160
Interest rate swap contracts	–	–	10,161	(408)
Interest rate floor contracts	–	–	175,000	3,172

Note 11 *Off-balance-sheet financial agreements*

In the normal course of business, the Corporation engages in off-balance-sheet financial agreements in order to meet the needs of its customers. A summary of off-balance-sheet financial agreements at December 31 is shown in the table above for Note 10, "Fair Value of Financial Instruments."

The Corporation's exposure to credit risk is represented by the contractual amount of both the commitments to extend credit and letters of credit, while the notional amount of the swaps and floors far exceeds any credit risk exposure.

Commitments to extend credit are agreements to lend to a customer. Generally they have fixed expiration dates or termination clauses and may require payment of a fee. Many commitments expire without ever having been drawn upon. Letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Maturities normally are for terms shorter than five years. Many letters of credit expire unfunded. The credit risk for both of these instruments is essentially the same as that involved in extending loans. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. Collateral (e.g., securities, receivables, inventory, equipment, and residential and commercial properties) is obtained depending on management's credit assessment of the customer.

Swaps represent an exchange of interest payments computed on contractual notional principal amounts. Swaps subject the Corporation to market risk associated with changes in interest rates, as well as the risk that the counterparty may fail to perform. At December 31, 2000, swaps with a total notional principal of $10,160,713 were in effect and had a weighted average original and remaining term to maturity of approximately 5.1 and 4.7 years, respectively. The weighted average variable interest rate that the Corporation received was 6.52% on December 31, 2000, while the weighted average fixed interest rate that the Corporation paid on that date was 7.16%.

Floors reduce the risk associated with a declining interest rate environment and result in receipts only if current interest rates fall below a predetermined strike rate. Floors subject the Corporation to the risk that the counterparty may fail to perform. There were no floors in effect at December 31, 2001. At December 31, 2000, floors with a total notional principal of $175 million were in effect and had a weighted average original and remaining term to maturity of approximately 4.9 and 3.3 years, respectively. The weighted average strike rate on December 31, 2000, was 6%.

Note 12 Capital requirements

The Corporation is subject to various regulatory capital requirements by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification also are subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital to risk-weighted assets, and Tier 1 capital to average assets. Management believes that, as of December 31, 2001, and 2000, the Corporation meets all capital adequacy requirements to which it is subject.

As of the most recent notification from the Federal regulators, the Corporation and each of its depository subsidiaries were categorized as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes could change the above categorizations.

A summary of the Corporation's risk-based capital ratios and the levels to be categorized as adequately- and well-capitalized as of December 31 is as follows:

	Actual		For capital adequacy purposes		To be well-capitalized under prompt corrective action provisions	
(in thousands)	Amount	Ratio	Amount ≥	Ratio ≥	Amount ≥	Ratio ≥
As of December 31, 2001:						
Total capital (to risk-weighted assets):						
Wilmington Trust Corporation	$653,365	11.16%				
Wilmington Trust Company	587,088	10.81	$434,628	8.00%	$543,285	10.00%
Tier 1 capital (to risk-weighted assets):						
Wilmington Trust Corporation	455,108	7.78				
Wilmington Trust Company	519,109	9.56	217,314	4.00	325,973	6.00
Tier 1 capital (to average assets):						
Wilmington Trust Corporation	455,108	6.49				
Wilmington Trust Company	519,109	7.49	277,398	4.00	346,747	5.00
As of December 31, 2000:						
Total capital (to risk-weighted assets):						
Wilmington Trust Corporation	$ 607,948	10.80%				
Wilmington Trust Company	543,265	10.36	$ 419,476	8.00%	$ 524,345	10.00%
Tier 1 capital (to risk-weighted assets):						
Wilmington Trust Corporation	412,497	7.33				
Wilmington Trust Company	477,665	9.11	209,738	4.00	314,607	6.00
Tier 1 capital (to average assets):						
Wilmington Trust Corporation	412,497	5.87				
Wilmington Trust Company	477,665	6.93	275,570	4.00	344,463	5.00

The primary source of funds for payment of dividends by the Corporation historically has been dividends received from WTC. The ability to pay dividends is limited by Delaware law, which permits a corporation to pay dividends only out of its capital surplus.

In April 1996, the Corporation, after obtaining approval of its Board of Directors, announced a plan to buy back 4,000,000 shares of its stock. During the years ended December 31, 2001, 2000, and 1999, 57,408 shares, 187,386 shares, and 1,381,077 shares, respectively, were acquired under this program at a total cost of $87,322,916. Under this 4,000,000 share program, 3,724,187 shares have been repurchased at a total cost of $183,188,285.

Note 13 Related party transactions

In the ordinary course of banking business, loans are made to officers and directors of the Corporation and its affiliates as well as to their associates. In the opinion of management, these loans are consistent with sound banking practices and do not involve more than the normal risk of collectibility. At December 31, 2001, and 2000, loans to executive officers and directors of the Corporation and its principal affiliates, including loans to their associates, totaled $66,483,271 and $64,341,761, respectively. During 2001, loan additions were $14,546,559, loan repayments were $12,326,154, and other changes were $(78,895). Other changes include the loan activity of retired executive officers and directors.

The Corporation is a guarantor for 57% – its ownership interest – of three obligations of its affiliate, Cramer Rosenthal McGlynn. The guaranty is for two lines of credit totaling $8 million, at LIBOR plus 2%, which expire December 8, 2002. The third credit facility is a $2 million amortizing term loan, at LIBOR plus 2%, the balance of which was $666,667 at December 31, 2001.

While eliminated in the consolidated financial statements, WTC is the sole source of federal funds and term federal funds to WTPA and WTFSB. For the years ended December 31, 2001 and December 31, 2000, federal funds to WTPA averaged $63,053,666 and $41,291,683, respectively, and term federal funds to WTPA averaged $345,389,041 and $259,412,732, respectively. For the years ended December 31, 2001 and December 31, 2000, federal funds to WTFSB averaged $31,685,815 and $18,841,192, respectively, and term federal funds to WTFSB averaged $125,326,027 and $87,421,421, respectively.

Note 14 Employment benefit plans

Stock-based compensation plans At December 31, 2001, the Corporation had three types of stock-based compensation plans, which are described below. The Corporation applies APB No. 25 and related Interpretations in accounting for these plans. No compensation cost has been recognized in the accompanying Consolidated Financial Statements for those plans. If compensation cost for the Corporation's three types of stock-based compensation plans had been determined based on the fair value at the grant dates for awards under those plans consistent with the methods outlined in SFAS No. 123, "Accounting for Stock-Based Compensation," the Corporation's net income would have been as follows:

	2001	2000	1999
Net income:			
As reported	$125,170	$120,939	$107,297
Pro forma	120,253	116,570	103,645
Basic earnings per share:			
As reported	$ 3.84	$ 3.74	$ 3.26
Pro forma	3.69	3.61	3.15
Diluted earnings per share:			
As reported	$ 3.80	$ 3.70	$ 3.21
Pro forma	3.65	3.57	3.10

1999 Long-term incentive plan Under its 1999 long-term incentive plan, the Corporation may grant incentive stock options, nonstatutory stock options, and other stock-based and cash-based awards to officers and other key staff members for up to 1,500,000 shares of common stock. Under the plan, the exercise price of each option equals the last sale price of the Corporation's stock on the date of grant, and an option's maximum term is 10 years. Information with respect to that plan and the Corporation's prior stock option plans is as follows:

	2001		2000		1999	
	Options outstanding	Weighted average exercise price	Options outstanding	Weighted average exercise price	Options outstanding	Weighted average exercise price
Balance, January 1	1,886,400	$45.71	1,627,692	$42.99	1,616,842	$35.67
Options granted	485,406	61.76	511,370	50.38	397,926	57.38
Options exercised	(311,155)	37.78	(170,999)	29.77	(348,776)	24.36
Options forfeited	(51,159)	55.22	(81,663)	54.04	(38,300)	53.47
Balance, December 31	2,009,492	50.58	1,886,400	45.71	1,627,692	42.99
Options exercisable, December 31	1,090,686		1,054,358		1,202,501	
Weighted average fair value of option granted during the year		$12.38		$ 9.82		$10.90

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted average assumptions were used:

	2001	2000	1999
Dividend yields	2.99%	2.93%	3.57%
Expected volatility	27.05–28.20	22.07–27.08	21.36–22.05
Risk-free interest rate	3.74–3.99	4.76–4.89	6.41–6.50
Expected option life (years)	3–5	3–5	3–5

A summary of the stock options outstanding at December 31, 2001, is as follows:

	Options outstanding			Options exercisable	
Range of exercise prices	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable	Weighted average exercise price
$19.50–48.00	680,235	4.1	$43.62	655,350	$34.80
48.19–58.50	660,841	6.9	54.76	190,404	57.52
58.60–66.50	668,416	8.1	62.10	244,932	62.65
$19.50–66.50	2,009,492	6.3	$50.58	1,090,686	$43.02

2000 Employee stock purchase plan Under the Corporation's 2000 employee stock purchase plan, substantially all staff members may elect to participate in purchasing the Corporation's common stock at the beginning of the plan year through payroll deductions of up to the lesser of 10% of their annual base pay or $21,250, and may terminate participation at any time. The price per share is the lower of 85% of fair market value at time of election to participate or at the end of the plan year, which is May 31. Information with respect to that plan and the Corporation's prior employee stock purchase plans is as follows:

	Shares reserved for future subscriptions	Subscriptions outstanding	Price per share
Balance, January 1, 1999	289,137	54,152	
Subscriptions entered into on June 1, 1999	(59,959)	59,959	$ 49.78
Forfeitures	3,865	(3,865)	49.78–51.53
Shares issued	–	(52,829)	49.99
Balance, December 31, 1999	233,043	57,417	
Appropriation-new plan	400,000	–	
Subscriptions entered into on June 1, 2000	(54,812)	54,812	$ 44.57
Forfeitures	6,515	(6,515)	44.57–49.78
Shares issued	–	(53,786)	43.14
Cancellation-old plan	(236,674)	–	
Balance, December 31, 2000	348,072	51,928	
Subscriptions entered into on June 1, 2001	(49,922)	49,922	$ 54.53
Forfeitures	2,208	(2,208)	44.57–54.53
Shares issued	–	(50,896)	44.57
Balance, December 31, 2001	300,358	48,746	

2001 Non-employee director stock option plan Under the Corporation's 2001 non-employee director stock option plan, the Compensation Committee of the Board of Directors may grant nonstatutory stock options to non-employee directors for up to 100,000 shares of common stock. Under the plan, the exercise price of each option equals the last sale price of the Corporation's stock on the date of grant, and an option's maximum term is ten years. Information with respect to that plan is as follows:

	Shares available for grant	Options outstanding	Price per share
Appropriation – new plan	100,000	–	
Options granted	(56,000)	56,000	$62.75
Balance, December 31, 2001	44,000	56,000	

Pension plan The Wilmington Trust Pension Plan is a noncontributory, defined benefit plan for substantially all staff members of the Corporation and its subsidiaries, and provides for retirement and death benefits. The Corporation has agreed to contribute such amounts as are necessary to provide assets sufficient to meet the benefits to be paid to the plan's members. Annual contributions are designed to fund the plan's current service costs and past service costs plus interest over 10 years.

Costs of the plan are determined actuarially by the projected unit credit method. Plan benefits are based on years of service and a modified career average formula. The plan's assets are invested primarily in the equity and fixed-income portfolios of the Wilmington Funds managed by WTC's affiliates. Participation in these funds by the plan was $95,855,172 and $131,935,813 at December 31, 2001, and 2000, respectively. The projected benefit obligation and the accumulated benefit obligation exceeded the plan assets by $16,473,572 and $3,854,627, respectively, at December 31, 2001. At December 31, 2000, the projected benefit obligation and the accumulated benefit obligation did not exceed the plan's assets.

Supplemental executive retirement plan In 1989, the Corporation adopted a Supplemental Executive Retirement Plan (SERP). The plan, covering selected officers, is a nonqualified defined benefit plan. Assumptions used in determining the net periodic pension costs are similar to those used in determining the cost of the Corporation's pension plan. The Corporation has invested in corporate-owned life insurance contracts to meet its future obligations under this plan. The projected benefit obligation and the accumulated benefit obligation exceeded the plan assets by $12,108,777 and $9,270,709, respectively, at December 31, 2001, and $11,186,667 and $8,034,528, respectively, at December 31, 2000.

Postemployment health care and life insurance benefits In addition to providing pension benefits, the Corporation makes available certain health care and life insurance benefits for substantially all retired staff members. Staff members who retire from the Corporation are eligible to receive up to $7,000 each year toward the premium for medical coverage if they are younger than age 65, and up to $4,000 toward the premium if they are age 65 or older. Staff members who retire also are eligible for $7,500 of life insurance coverage. In accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 112, "Employers' Accounting for Postemployment Benefits," the cost of providing those benefits is being recognized on an accrual basis.

Information with respect to the pension, SERP, and postemployment benefit plans is as follows:

	Pension/SERP benefits		*Postemployment benefits*	
(in thousands)	2001	2000	2001	2000
Change in benefit obligation:				
Net benefit obligation at beginning of year	$108,458	$ 100,434	$ 26,811	$ 29,809
Service cost	3,837	3,721	604	635
Interest cost	8,563	7,944	1,979	2,142
Plan participants' contributions	–	–	247	136
Plan amendments	–	3,938	–	–
Actuarial loss/(gain)	9,019	(2,493)	6,956	(3,264)
Gross benefits paid	(5,392)	(5,086)	(3,006)	(2,647)
Net benefit obligation at end of year	**$124,485**	**$108,458**	**$ 33,591**	**$ 26,811**
Change in plan assets:				
Fair value of plan assets at beginning of year	$122,261	$ 105,715	$ –	$ –
Actual return on plan assets	(21,409)	21,147	–	–
Employer contribution	442	485	2,759	2,511
Plan participants' contributions	–	–	247	136
Gross benefits paid	(5,392)	(5,086)	(3,006)	(2,647)
Fair value of plan assets at end of year	**$ 95,902**	**$122,261**	**$ –**	**$ –**
Funded status at end of year	$ (28,583)	$ 13,803	$(33,591)	$ (26,811)
Unrecognized net actuarial loss/(gain)	11,367	(30,330)	5,823	(1,132)
Unrecognized net transition obligation/(asset)	(2,184)	(2,951)	–	–
Unrecognized prior service cost	8,377	9,520	–	–
Net amount recognized at end of year	**$ (11,023)**	**$ (9,958)**	**$(27,768)**	**$(27,943)**
Amounts recognized in the Consolidated Statements of Condition consist of:				
Accrued benefit cost	$ (11,023)	$ (9,958)	$(27,768)	$ (27,943)
Accrued benefit liability	(3,309)	(3,233)	–	–
Intangible asset	3,303	3,233	–	–
Accumulated other comprehensive income	6	–	–	–
Net amount recognized at end of year	**$ (11,023)**	**$ (9,958)**	**$(27,768)**	**$(27,943)**

(in thousands)	Pension/SERP benefits 2001	2000	1999	Postemployment benefits 2001	2000	1999
Weighted average assumptions used were as follows:						
Discount rate	7.25%	7.75%	7.50%	7.25%	7.75%	7.50%
Expected return on plan assets	9.50	9.50	9.50			
Rate of compensation increase	4.50	4.50	4.50			
Components of net periodic benefit cost:						
Service cost	$ 3,837	$ 3,721	$ 4,029	$ 604	$ 635	$ 586
Interest cost	8,563	7,944	7,240	1,979	2,142	2,017
Expected return on plan assets	(10,553)	(9,745)	(9,093)	–	–	–
Amortization of transition obligation/(asset)	(768)	(768)	(751)	–	–	–
Amortization of prior service cost	1,143	1,063	824	–	–	–
Recognized actuarial (gain)/loss	(744)	(353)	192	–	–	–
Net periodic benefit cost	**$ 1,478**	**$ 1,862**	**$ 2,441**	**$2,583**	**$2,777**	**$2,603**

For measurement purposes, the assumed health care cost trend rate for 2002 is 11.00%. This rate is assumed to decrease gradually to 5.00% for 2008 and remain at that level thereafter.

A one-percentage-point change in the assumed health care cost trend rate would have the following effect:

(in thousands)	1% increase	1% decrease
Effect on total service and interest cost components of net periodic postemployment health care benefit cost	$ (78)	$ 73
Effect on accumulated postretirement benefit obligation for health care benefits	(990)	971

Thrift savings plan The Wilmington Trust Thrift Savings Plan covers all full-time staff members who elect to participate in the plan. Eligible staff members may contribute from 1% to 15% of their annual base pay. The first 6% of each staff member's pay is eligible for matching contributions from the Corporation of $0.50 on each $1.00. The amounts contributed by the Corporation to this plan were $2,814,654, $2,503,123, and $2,436,249 in 2001, 2000, and 1999, respectively.

Note 15 Income taxes

A reconciliation of the statutory income tax to the income tax expense included in the Consolidated Statements of Income for each of the three years ended December 31 is as follows:

(in thousands)	2001	2000	1999
Income before taxes and cumulative effect of change in accounting principle	$190,049	$184,767	$161,662
Income tax at statutory rate of 35%	$ 66,517	$ 64,668	$ 56,582
Tax effect of tax-exempt and dividend income	(4,323)	(4,748)	(5,152)
State taxes, net of federal tax benefit	2,989	3,746	3,462
Other	826	162	(527)
Total income taxes	**$ 66,009**	**$ 63,828**	**$ 54,365**
Taxes currently payable:			
Federal	$ 64,342	$ 60,411	$ 57,119
State	4,599	5,763	5,326
Deferred taxes (benefit):			
Federal	(2,932)	(2,346)	(8,080)
Total income taxes	**$ 66,009**	**$ 63,828**	**$ 54,365**

The Corporation adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as of January 1, 2001. The cumulative effect of the adoption was a $1,130,000 increase to consolidated income net of $584,000 of tax expense.

The significant components of the deferred tax liabilities and assets at December 31 are as follows:

(in thousands)	2001	2000
Deferred tax liabilities:		
Tax depreciation	$ 1,584	$ 2,708
Prepaid VEBA costs	6,510	7,980
Automobile and equipment leases	6,355	6,110
System development costs	1,348	1,545
Partnerships	7,653	5,699
Market valuation on investment securities	5,601	–
Other	2,094	2,094
Total deferred tax liabilities	31,145	26,136
Deferred tax assets:		
Loan loss provision	28,289	26,878
OPEB obligation	9,719	9,780
Unearned fees	8,168	7,490
Pension and SERP	3,836	3,425
Market valuation on investment securities	–	2,491
Other	2,307	2,406
Total deferred tax assets	52,319	52,470
Net deferred tax assets	$21,174	$26,334

No valuation allowance was recognized for the deferred tax assets at December 31, 2001 and 2000. Management believes it is more likely than not that the deferred tax assets will be realized.

Note 16 Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

(in thousands)	2001	2000	1999
Numerator:			
Net income	$125,170	$120,939	$107,297
Denominator:			
Denominator for basic earnings per share – weighted-average shares	32,573	32,305	32,913
Effect of dilutive securities: Employee stock options	398	375	470
Denominator for diluted earnings per share – adjusted weighted-average shares and assumed conversions	32,971	32,680	33,383
Basic earnings per share	$ 3.84	$ 3.74	$ 3.26
Diluted earnings per share	$ 3.80	$ 3.70	$ 3.21

Note 17 Segment reporting

For the purposes of reporting our results, we divide our business activities into two segments. Our banking and advisory fee-based segments comprise the services we provide to customers. Previously we also reported a funds management segment, which included activities not directly customer-related, but which were undertaken primarily for the Corporation's general purposes. Those activities included management of the investment portfolio, funding, and interest rate risk management. Those activities now are reflected in the banking and advisory fee-based segments, and the 2000 amounts have been restated to reflect this change.

The banking and advisory fee-based segments are managed separately but have overlapping markets, customers, and systems. The Corporation's strategy to develop full relationships across a broad product array allows these two segments to market separate products and services to a common base of customers.

The banking segment includes lending, deposit-taking, and branch banking in our primary banking markets of Delaware, Pennsylvania, and Maryland, along with institutional deposit-taking on a national basis. Lending activities include commercial loans, commercial and residential mortgages, and construction and consumer loans. Deposit products include demand checking, certificates of deposit, negotiable order of withdrawal accounts, and various savings and money market accounts.

The advisory fee-based segment includes private client advisory services, asset management, mutual fund, corporate trust, and corporate retirement plan services to individuals and corporations in the United States and more than 50 other countries. Private client advisory service activities include investment management, trust services, private banking, estate settlement, financial planning, and tax preparation. Asset management activities include a broad range of portfolio management services, including fixed-income, short-term cash management, and contributions resulting from affiliations with Cramer Rosenthal McGlynn and Roxbury Capital Management. Corporate trust activities include custody services and trusteeships for capital leases, collateralized securities, corporate restructurings, and bankruptcies.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Corporation evaluates performance based on profit or loss from operations before income taxes and without including nonrecurring gains and losses. The Corporation generally records intersegment sales and transfers as if the sales or transfers were to third parties (i.e., at current market prices). Profit or loss from infrequent events such as the sale of a business are reported separately for each segment.

Financial data by segment for the years 2001 through 1999 is as follows:

Year ended December 31, 2001 (in thousands)	Banking business	Fee-based business	Totals
Net interest income	$ 221,037	$ 37,776	$ 258,813
Provision for loan losses	(19,480)	(370)	(19,850)
Net interest income after provision for loan losses	201,557	37,406	238,963
Total advisory fees:			
Private client advisory services	6,459	99,615	106,074
Corporate financial services	2,704	55,703	58,407
Affiliate managers	–	20,555	20,555
Total advisory fees	9,163	175,873	185,036
Amortization of goodwill	–	(8,195)	(8,195)
Net total advisory fees	9,163	167,678	176,841
Other operating income	46,298	3,342	49,640
Securities gains/(losses)	1,522	–	1,522
Net interest and other income	258,540	208,426	466,966
Other expense	(149,339)	(127,578)	(276,917)
Segment profit from operations	109,201	80,848	190,049
Segment gain/(loss) from infrequent events	1,714	–	1,714
Segment profit before income taxes	$ 110,915	$ 80,848	$ 191,763
Intersegment revenue	$ –	$ –	$ –
Depreciation and amortization	19,375	11,336	30,711
Investment in equity method investees	–	221,195	221,195
Segment average assets	6,085,212	1,144,022	7,229,234

Year ended December 31, 2000 (in thousands)	Banking business	Fee-based business	Totals
Net interest income	$ 224,967	$ 30,172	$ 255,139
Provision for loan losses	(21,362)	(538)	(21,900)
Net interest income after provision for loan losses	203,605	29,634	233,239
Total advisory fees:			
Private client advisory services	6,549	93,183	99,732
Corporate financial services	–	51,470	51,470
Affiliate managers	–	21,319	21,319
Total advisory fees	6,549	165,972	172,521
Amortization of goodwill	–	(7,487)	(7,487)
Net total advisory fees	6,549	158,485	165,034
Other operating income	42,753	1,567	44,320
Securities gains/(losses)	(333)	(83)	(416)
Net interest and other income	252,574	189,603	442,177
Other expense	(146,563)	(118,119)	(264,682)
Segment profit from operations	106,011	71,484	177,495
Segment gain/(loss) from infrequent events	6,018	1,254	7,272
Segment profit before income taxes	**$ 112,029**	**$ 72,738**	**$ 184,767**
Intersegment revenue	$ –	$ –	$ –
Depreciation and amortization	16,031	9,227	25,258
Investment in equity method investees	–	186,071	186,071
Segment average assets	5,919,585	1,289,135	7,208,720

Year ended December 31, 1999 *(in thousands)*	Banking business	Fee-based business	Totals
Net interest income	$ 218,363	$ 27,550	$ 245,913
Provision for loan losses	(17,207)	(293)	(17,500)
Net interest income after provision for loan losses	201,156	27,257	228,413
Total advisory fees:			
Private client advisory services	6,223	87,630	93,853
Corporate financial services	–	44,642	44,642
Affiliate managers	–	16,101	16,101
Total advisory fees	6,223	148,373	154,596
Amortization of goodwill	–	(6,183)	(6,183)
Net total advisory fees	6,223	142,190	148,413
Other operating income	35,001	5,969	40,970
Securities gains/(losses)	996	248	1,244
Net interest and other income	243,376	175,664	419,040
Other expense	(138,450)	(106,353)	(244,803)
Segment profit from operations	104,926	69,311	174,237
Segment gain/(loss) from infrequent events	(3,301)	(9,274)	(12,575)
Segment profit before income taxes	**$ 101,625**	**$ 60,037**	**$ 161,662**
Intersegment revenue	$ –	$ –	$ –
Depreciation and amortization	13,761	7,418	21,179
Investment in equity method investees	–	157,910	157,910
Segment average assets	5,480,238	1,208,827	6,689,065

A reconciliation of reportable segment amounts to the consolidated balances is as follows:

Year ended December 31 (in thousands)	2001	2000	1999
Revenue:			
Net interest income	$ 258,813	$ 255,139	$ 245,913
Net total advisory fees	175,841	165,034	148,413
Other operating income	49,640	44,320	40,970
Securities gains/(losses)	1,522	(416)	1,244
Total revenues for reportable segments	486,816	464,077	436,540
Nonrecurring revenues	1,713	7,272	826
Elimination of intersegment revenues	–	–	–
Total revenues per Consolidated Statements of Income	**$ 488,529**	**$ 471,349**	**$ 437,366**
Profit or loss:			
Total profit or loss for reportable segments	$ 190,043	$ 177,495	$ 174,237
Elimination of intersegment profits	–	–	–
Total segment profit from operations	**$ 190,043**	**$ 177,495**	**$ 174,237**
Assets:			
Total assets for reportable segments	$7,229,234	$ 7,208,720	$ 6,689,065
Elimination of intersegment assets	–	–	–
Consolidated total average assets	**$7,229,234**	**$7,208,720**	**$6,689,065**

Note 18 Parent company-only financial statements

The Statements of Condition, Income, and Cash Flows for the parent company are as follows:

STATEMENTS OF CONDITION

December 31 (in thousands)	2001	2000
Assets		
Cash and due from banks	$ 4,023	$ 3,989
Investment in subsidiaries	726,878	643,194
Investment securities available for sale	14,622	131
Advance to subsidiary	88,100	80,800
Income taxes receivable	7,480	5,918
Other assets	2,463	2,200
Total assets	**$843,566**	**$736,232**
Liabilities and stockholders' equity		
Liabilities	$ 2,536	$ 2,332
Line of credit	33,500	17,000
Long-term debt	125,000	125,000
Stockholders' equity	682,530	591,900
Total liabilities and stockholders' equity	**$843,566**	**$736,232**

STATEMENTS OF INCOME

For the year ended December 31 (in thousands)	2001	2000	1999
Income			
Dividend from subsidiaries	$ 83,800	$ 78,550	$ 123,350
Interest on advance to subsidiary	4,301	6,447	5,594
Interest	232	47	194
Other operating income	41	–	–
Total income	88,374	85,044	129,138
Expense			
Interest on other borrowings	855	1,322	468
Interest on long-term debt	8,281	8,281	8,281
Salaries and employment benefits	119	119	–
Stationery and supplies	1	–	–
Other operating expense	1,243	1,301	1,065
Total expense	10,499	11,023	9,814
Income before income tax benefit and equity in undistributed income of subsidiaries	77,875	74,021	119,324
Applicable income tax benefit	(2,074)	(1,579)	(1,287)
Dividends in excess of subsidiary income	–	–	(13,314)
Equity in undistributed income of subsidiaries	45,221	45,339	–
Net income	**$125,170**	**$120,939**	**$107,297**

STATEMENTS OF CASH FLOWS

For the year ended December 31 (in thousands)	2001	2000	1999
Operating activities			
Net income	$125,170	$ 120,939	$ 107,297
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of subsidiaries	(45,221)	(45,339)	–
Dividends in excess of subsidiary income	–	–	13,314
Compensation expense – nonemployee stock options	119	119	–
Accretion of investment securities available for sale discounts	–	–	(8)
(Increase)/decrease in other assets	(134)	19,963	(21,509)
Increase/(decrease) in other liabilities	204	(4,032)	4,348
Net cash provided by operating activities	80,138	91,650	103,442
Investing activities			
Proceeds from sales of investment securities available for sale	45,041	22,550	58,509
Purchases of investment securities available for sale	(59,532)	(22,547)	(34,571)
Capital contribution to subsidiaries	(23,000)	(28,126)	(26,338)
Advance to subsidiary	(17,350)	(2,800)	(10,318)
Repayment of advance to subsidiary	10,050	6,000	6,000
Purchase of indirect subsidiary	(956)	–	–
Net cash used for investing activities	(45,747)	(24,923)	(6,718)
Financing activities			
Cash dividends	(61,526)	(57,164)	(54,361)
Net increase/(decrease) in line of credit	16,500	(8,000)	25,000
Proceeds from common stock issued under employment benefit plans, net of taxes	14,165	7,578	11,289
Payments for common stock acquired through buybacks	(3,496)	(8,936)	(74,891)
Net cash used for financing activities	(34,357)	(66,522)	(92,963)
Increase in cash and cash equivalents	34	205	3,761
Cash and cash equivalents at beginning of year	3,989	3,784	23
Cash and cash equivalents at end of year	**$ 4,023**	**$ 3,989**	**$ 3,784**

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Wilmington Trust Corporation (Corporation) is responsible for the financial statements and the other financial information included in this Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include amounts based upon management's best judgment where necessary.

Management maintains a system of internal controls and procedures designed to provide reasonable assurance as to the integrity and reliability of financial records and the protection of assets. The system of internal control is reviewed continually for its effectiveness and is revised, when appropriate, due to changing circumstances and requirements.

Independent auditors are appointed by the Board of Directors to audit the financial statements in accordance with auditing standards generally accepted in the United States and to independently assess the fair presentation of the Corporation's financial position, results of operations, and cash flows. Their report appears in this Annual Report.

The Audit Committee of the Board of Directors, composed exclusively of outside directors, is responsible for reviewing and monitoring the Corporation's accounting and reporting practices. The Audit Committee meets periodically with management, internal auditors, and the independent auditors to discuss specific accounting, financial reporting, and internal control matters. Both the internal auditors and the independent auditors have direct access to the Audit Committee.

Ted T. Cecala
Chairman and
Chief Executive Officer

Robert V. A. Harra Jr.
President, Chief Operating Officer,
and Treasurer

David R. Gibson
Senior Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Wilmington Trust Corporation:

We have audited the accompanying consolidated statement of condition of Wilmington Trust Corporation (the Corporation) as of December 31, 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying consolidated financial statements of Wilmington Trust Corporation as of December 31, 2000 and for the years ended December 31, 2000 and 1999, were audited by other auditors whose report thereon dated January 26, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wilmington Trust Corporation as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Corporation adopted Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*, in 2001.

KPMG LLP

January 15, 2002

DIRECTORS AND COMMITTEES

Board of Directors

Betsy S. Atkins
Chief Executive Officer of Accordiant Ventures

Carolyn S. Burger
Principal, CB Associates, Inc.; Director, PJM Interconnection, L.L.C.

Ted T. Cecala
Chairman and Chief Executive Officer; Member, Board of Managers, Cramer Rosenthal McGlynn, LLC, and Roxbury Capital Management, LLC

Richard R. Collins
Retired, Chief Executive Officer and Chief Operating Officer, American Life Insurance Company

Charles S. Crompton Jr., Esquire
Attorney, Counsel, Law Firm of Potter, Anderson and Corroon, LLP

Edward B. du Pont
Private Investor; Director, E. I. du Pont de Nemours and Company

R. Keith Elliott
Retired Director, Chairman, Hercules Incorporated; Director, Computer Task Group, Checkpoint Systems, Inc., The Sithe Energies Company, and The Institute for Defense Analyses

Deborah I. Fine
President of Avon Products – Teen Division

Robert V. A. Harra Jr.
President, Chief Operating Officer, and Treasurer

Rex L. Mears
President, Ray L. Mears and Sons, Inc.

Walter D. Mertz (1)
Retired Senior Vice President

Hugh E. Miller
Retired Vice Chairman, ICI Americas Incorporated; Chairman and Director, MGI PHARMA, Inc.

Stacey J. Mobley
Senior Vice President, General Counsel, and Chief Administrative Officer, E. I. du Pont de Nemours and Company

Leonard W. Quill
Retired Chairman of the Board

Dr. David P. Roselle
President, University of Delaware

H. Rodney Sharp III
Retired Manager, E. I. du Pont de Nemours and Company; Director, E. I. du Pont de Nemours and Company

Thomas P. Sweeney, Esquire
Attorney, Member, Law Firm of Richards, Layton and Finger, P.A.

Robert W. Tunnell Jr.
Managing Partner, Tunnell Companies, L.P.

(1) Associate Director

Standing Committees

Executive Committee
Ted T. Cecala, Chairperson
Carolyn S. Burger
Charles S. Crompton Jr.
Edward B. du Pont
R. Keith Elliott
Robert V. A. Harra Jr.
David P. Roselle

Audit Committee
Carolyn S. Burger, Chairperson
Richard R. Collins
Edward B. du Pont
Hugh E. Miller

Compensation Committee
Stacey J. Mobley, Chairperson
Charles S. Crompton Jr.
R. Keith Elliott
Rex L. Mears
H. Rodney Sharp III

Nominating and Corporate Governance Committee
Rex L. Mears, Chairperson
Hugh E. Miller
H. Rodney Sharp III
Thomas P. Sweeney
Robert W. Tunnell Jr.

OFFICERS AND SUBSIDIARIES

Wilmington Trust Corporation
Wilmington Trust Company
Principal Officers

Ted T. Cecala
Chairman and
Chief Executive Officer

Robert V. A. Harra Jr.
President, Chief Operating
Officer, and Treasurer

Robert J. Christian
Senior Vice President and
Chief Investment Officer,
Asset Management

Howard K. Cohen
Senior Vice President,
Corporate Financial Services

William J. Farrell II
Senior Vice President,
Information Technology,
Trust Operations, and
Systems Development

David R. Gibson
Senior Vice President,
Finance and Administration,
and Chief Financial Officer

Hugh D. Leahy Jr.
Senior Vice President,
Personal Financial Services

Robert A. Matarese
Senior Vice President,
Commercial Banking

Rita C. Turner
Senior Vice President,
Marketing

Rodney P. Wood
Senior Vice President,
Private Client Advisory
Services

Regional Presidents

Robert M. Balentine
Georgia

Alan K. Bonde
California

Mark A. Graham
Pennsylvania

Peter E. "Tony" Guernsey Jr.
New York

Kemp C. Stickney
Florida

Operating Subsidiaries

Wilmington Trust Company

Brandywine Finance Corporation

Brandywine Insurance Agency, Inc.

Brandywine Life Insurance Company, Inc.

Delaware Corporate Management, Inc.

- Nevada Corporate Management, Inc.
- Organization Services, Inc.

Wilmington Brokerage Services Company

Wilmington Trust Global Services, Ltd.

Wilmington Trust (Cayman), Ltd.

Wilmington Trust (Channel Islands), Ltd.

WTC Corporate Services, Inc.

Rodney Square Management Corporation

Wilmington Trust of Pennsylvania

Wilmington Trust FSB

WT Investments, Inc.

STOCKHOLDER INFORMATION

Corporate Headquarters
Wilmington Trust Center
Rodney Square North
1100 North Market Street
Wilmington, DE 19890-0001
(302) 651-1000
(800) 441-7120
www.wilmingtontrust.com

Common Stock
Wilmington Trust Corporation common stock is traded under the symbol WL on the New York Stock Exchange.

Dividends
Dividends usually are declared in the first month of each quarter to stockholders of record as of the first business day in February, May, August, and November. Dividend payment dates usually are two weeks later. Wilmington Trust has paid cash dividends on its common stock since 1914.

Stock Transfer Agent, Dividend Reinvestment Agent, and Registrar of Stock
Inquiries relating to stockholder records, stock transfers, changes of ownership, changes of address, duplicate mailings, dividend payments, and the dividend reinvestment plan should be directed to the stock transfer agent:

Wells Fargo Shareowner Services
Telephone: (800) 999-9867

Mailing Address:
P.O. Box 64854
St. Paul, MN 55164

Street Address:
161 North Concord Exchange
South St. Paul, MN 55075

Dividend Reinvestment and Voluntary Stock Purchase Plan
The Corporation offers a plan under which participating stockholders can purchase additional shares of the Corporation's common stock through automatic reinvestment of their regular quarterly cash dividends and/or voluntary cash payments. All commissions and fees connected with the purchase and safekeeping of the shares are paid by the Corporation. For details of the plan, contact the stock transfer agent.

Duplicate Mailings
You may receive more than one copy of this annual report due to multiple accounts within your household. The Corporation is required to mail an annual report to each name on our stockholder list unless the stockholder requests that duplicate mailings be eliminated. To eliminate duplicate mailings, please send a written request to the stock transfer agent.

Annual Meeting
The annual meeting of the Corporation's stockholders will be held at the Wilmington Trust Plaza, 301 West 11th Street, Wilmington, Delaware, on Thursday, April 18, 2002, at 10:00 a.m.

Information Requests
Analysts, investors, news media representatives, and others seeking financial information, including requests for the annual report on Form 10-K filed with the Securities and Exchange Commission, should contact Ellen J. Roberts, Vice President, Media and Investor Relations, (302) 651-8069.

Design by Addison www.addison.com

WILMINGTON TRUST OFFICE LOCATIONS

Wilmington Trust Corporation
Corporate Headquarters
Rodney Square North 302.651.1000
1100 North Market Street 800.441.7120
Wilmington, DE 19890-0001

wilmingtontrust.com

CALIFORNIA
Costa Mesa 714.384.4150
Santa Monica 310.899.7000

FLORIDA
Boca Raton 561.620.3245
North Palm Beach 561.630.1477
Stuart 561.286.3686
Vero Beach 561.234.1700

GEORGIA
Atlanta 404.760.2150

MARYLAND
Salisbury 410.219.5161

NEVADA
Las Vegas 702.866.2200

NEW JERSEY
Morristown 973.285.3341

NEW YORK
Manhattan 212.751.9500

PENNSYLVANIA
Doylestown 267.880.7004
Philadelphia 215.419.6570
Villanova 610.520.1430
West Chester 610.430.2202

LONDON
44.207.377.0627

CAYMAN ISLANDS
345.946.4091

CHANNEL ISLANDS
44.1534.501.888

WILMINGTON TRUST